SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the period ended September 30, 2006

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996), THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP P.L.C., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

FORM 6-K FOR THE PERIOD ENDED SEPTEMBER 30, 2006

		Page

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-September 2006	3

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-September 2006.	17

3.	Environmental, Operating and Other Information	73

4.	Signatures	79

5.	Exhibit 99.1: Computation of Ratio of Earnings to Fixed Charges

	Exhibit 99.2: Capitalization and Indebtedness

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BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

GROUP RESULTS JANUARY – SEPTEMBER 2006

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

	2006	2005	2006	2005

	($ million)
Sales and other operating revenues from continuing operations (a)	68,540	66,716	203,960	177,382
Profit from continuing operations (a)	6,294	7,197	19,671	19,112
Profit for the period	6,294	6,531	19,646	18,854
Profit for the period attributable to BP shareholders	6,231	6,463	19,435	18,656
Profit attributable to BP shareholders per ordinary share – cents	31.47	30.75	96.36	87.84
Dividends payable per ordinary share – cents	9.825	8.925	29.025	26.35

(a)	Excludes Innovene which was treated as a discontinued operation in accordance with IFRS 5 ‘Non Current Assets Held for Sale and Discontinued Operations’. See Note 3 for further details.

The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended December 31, 2005 in BP p.l.c.’s Annual Report on Form 20-F/A for the year ended December 31, 2005.

The financial information for 2005 has been restated to reflect the following, all with effect from January 1, 2006: (a) the transfer of three equity-accounted entities from Other businesses and corporate to Refining and Marketing following the sale of Innovene; (b) the transfer of certain mid-stream assets and activities from Refining and Marketing and Exploration and Production to Gas, Power and Renewables; and (c) the transfer of Hydrogen for Transport activities from Gas, Power and Renewables to Refining and Marketing. See Note 2 for further details.

In addition, sales and purchases figures for the first and second quarters of 2006 have been restated. The change has been made to present certain contracts on a net basis which were previously shown gross. There is no impact on previously reported profit. See Note 2 for further details.

BP sold its Innovene operations in December 2005. In the circumstances of discontinued operations, IFRSs require that the profits earned by the discontinued operations, in this case the Innovene operations, on sales to the continuing operations be eliminated on consolidation from the discontinued operations, and attributed to the continuing operations and vice versa. This adjustment has two offsetting elements: the net margin on crude refined by Innovene as substantially all crude for their refineries was supplied by BP and most of the refined products manufactured are taken by BP; and the margin on sales of feedstock from BP’s US refineries to Innovene’s manufacturing plants. The profits attributable to individual segments were not affected by this adjustment. Neither does this representation indicate the profits earned by continuing or Innovene operations, as if they were stand-alone entities, for past periods or likely to be earned in future periods. Under US GAAP, Innovene operations would not be classified as discontinued operations due to BP’s continuing customer / supplier arrangements with Innovene.

The third quarter trading environment reflected higher oil realizations and higher retail margins, but lower refining margins and gas realizations. Compared with the nine months ended September 30, 2005, the trading environment reflected higher oil and gas realizations and higher marketing margins. For the three months ended September 30, 2006 the Brent oil price increased $7.97 per barrel, the Henry Hub gas price was down $1.95 per mmbtu and the refining Global Indicator Margin decreased $3.95 per barrel compared with a year ago. For the nine months, the Brent oil price was $13.34 per barrel higher, the Henry Hub gas price was $0.26 per mmbtu higher and the refining Global Indicator Margin was up $0.16 per barrel compared with a year ago.

Sales and other operating revenues from continuing operations for the three months ended September 30, 2006 were $69 billion compared with $67 billion for the equivalent period in 2005. The increase in sales and other operating revenues (before the elimination of sales between businesses) for the third quarter reflects approximately $6 billion from higher prices related to marketing and other sales (spot and term contracts, oil and gas realizations and other sales), a net decrease of approximately $6 billion from lower volumes of marketing and other sales and an increase of around $0.5 billion related to higher production volumes of subsidiaries.

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BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (Continued)

GROUP RESULTS JANUARY – SEPTEMBER 2006 (continued)

Profit attributable to BP shareholders for the three months ended September 30, 2006 was $6,231 million, including inventory holding losses of $744 million. Profit for the three months ended September 30, 2005 was $6,463 million, including inventory holding gains of $2,053 million. Inventory holding gains or losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the period and the cost of sales calculated using the first-in first-out method.

Profit attributable to BP shareholders for the three months ended September 30, 2006:

—

includes net gains on sales of assets of $1,985 million, primarily from the sale of a pre-development asset in the Gulf of Mexico in the USA, and fair value gains of $521 million on embedded derivatives relating to North Sea gas contracts (these embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement), and is after a charge of $17 million in respect of new, and revisions to existing, environmental and other provisions in Exploration and Production;

—

includes net gains of $92 million on disposals, and is after a charge of $400 million as a result of the ongoing review of fatality and personal injury compensation claims associated with the incident in March 2005 at the Texas City refinery, impairment charges of $90 million and a charge of $33 million in respect of new, and revisions to existing, environmental and other provisions in Refining and Marketing;

—

includes a gain on disposal of $5 million and is after net fair value losses of $20 million on embedded derivatives related to long-term gas contracts and a charge of $70 million for the impairment of a North American NGL asset in the Gas, Power and Renewables segment; and

—

includes a net credit of $96 million in relation to new, and revisions to existing, environmental and other provisions and net gains of $59 million on disposals, and is after an impairment charge of $69 million and net fair value losses on embedded derivatives of $8 million in Other businesses and corporate.

Furthermore, BP’s share of the TNK-BP result benefited from a gain of $892 million on the sale of its interests in the Urdmurtneft assets.

Profit attributable to BP shareholders for the three months ended September 30, 2005:

—

is after a charge for impairment of $100 million in respect of a field in the Gulf of Mexico Shelf following the hurricane damage, net fair value losses of $53 million on embedded derivatives relating to North Sea gas contracts (these embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement) and net losses of $6 million on disposal in Exploration and Production;

—	is after a loss on disposal of $14 million and a charge of $140 million in respect of new, and revisions to existing, environmental and other provisions in Refining and Marketing;
—

includes net fair value gains on embedded derivatives of $91 million and a credit of $6 million related to new, and revisions to existing, environmental and other provisions and is after a loss on disposal of $2 million in the Gas, Power and Renewables segment; and

—

includes gains on disposal of businesses and fixed assets of $4 million and net fair value gains on embedded derivatives of $8 million and is after a charge of $ 296 million relating to new, and revisions to existing, environmental and other provisions and a charge of $6 million relating to the separation of the olefins and derivatives business in Other businesses and corporate.

Sales and other operating revenues from continuing operations for the nine months ended September 30, 2006 were $204 billion compared with $177 billion for the equivalent period in 2005. The increase in sales and other operating revenues from continuing operations (before the elimination of sales between businesses) for the nine months reflects approximately $42 billion from higher prices related to marketing and other sales (spot and term contracts, oil and gas realizations and other sales), partially offset by a net decrease of approximately $14 billion from lower volumes of marketing and other sales, a decrease of around $1 billion from foreign exchange movements due to sales in local currencies being translated into the US dollar and a decrease of around $0.5 billion related to lower production volumes of subsidiaries.

Profit attributable to BP shareholders for the nine months ended September 30, 2006 was $19,435 million, including inventory holding gains of $762 million. Profit attributable to BP shareholders for the nine months ended September 30, 2005 was $18,656 million, including inventory holding gains of $3,774 million.

The profit attributable to BP shareholders for the nine months ended September 30, 2006 includes a loss of $25 million from Innovene operations. This includes losses on re-measurement to fair value of Innovene operations of $184 million. The profit attributable to BP shareholders for the three months and nine months ended September 30, 2005 includes losses of $666 million and $258 million from Innovene operations, respectively. Note 3 provides further financial information for Innovene.

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BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (Continued)

GROUP RESULTS JANUARY – SEPTEMBER 2006 (continued)

Profit attributable to BP shareholders for the nine months ended September 30, 2006:

—

Includes net gains on sales of assets of $2,324 million (primarily from the sale of a pre-development asset in the Gulf of Mexico in the USA, interests in the North Sea and the Gulf of Mexico Shelf assets in the USA), and fair value gains of $275 million on embedded derivatives relating to North Sea gas contracts, and is after a charge of $17 million in respect of new, and revisions to existing, environmental and other provisions in Exploration and Production;

—

includes net gains on disposals of $803 million and is after a charge of $400 million as a result of the ongoing review of fatality and personal injury compensation claims associated with the incident in March 2005 at the Texas City refinery, an impairment charge of $125 million, a charge of $33 million in respect of new, and revisions to existing, environmental and other provisions and a charge of $76 million in respect of a donation to the BP Foundation in Refining and Marketing;

—

includes net fair value gains on embedded derivatives of $32 million and net gains on disposals of $4 million and is after a charge of $70 million for the impairment of a North American NGL asset in the Gas, Power and Renewables segment; and

—

includes a net credit of $96 million in relation to new, and revisions to existing, environmental and other provisions, net gains of $81 million on disposals and net fair value gains on embedded derivatives of $5 million, and is after an impairment charge of $69 million in Other businesses and corporate.

Furthermore, BP’s share of the TNK-BP result benefited from a gain of $892 million on the sale of its interests in the Urdmurtneft assets.

Profit attributable to BP shareholders for the nine months ended September 30, 2005:

—

includes net gains of $1,061 million on the sales of assets, primarily from our interest in the Ormen Lange field, and is after a charge for impairment of $130 million relating to fields in the UK North Sea, an impairment charge of $100 million in respect of a field in the Gulf of Mexico and net fair value losses of $887 million on embedded derivatives in Exploration and Production;

—

includes net gains of $75 million on the sale of refining, pipelines, retail and marketing assets, and is after a charge of $700 million in respect of fatality and personal injury compensation claims associated with the incident at the Texas City refinery on March 23, 2005, a charge of $140 million relating to new, and revisions to existing, environmental and other provisions, an impairment charge of $41 million and a charge of $33 million for the impairment of an equity-accounted entity in Refining and Marketing;

—

includes net gains of $81 million primarily on the disposal of BP’s interest in Interconnector UK Ltd and the disposal of an NGL plant in the US, net fair value gains of $200 million on embedded derivatives and a credit of $6 million related to new, and revisions to existing environmental and other provisions in the Gas, Power and Renewables segment; and

—

includes net gains on disposal of businesses and fixed assets of $38 million, and is after a net charge of $274 million related to new, and revisions to existing, environmental and other provisions and the reversal of environmental provisions no longer required, a charge of $77 million relating to the separation of the olefins and derivatives business and net fair value losses of $10 million on embedded derivatives in Other businesses and corporate.

Finance cost for continuing operations for the three months and nine months ended September 30, 2006 was $169 million and $513 million respectively, compared with $144 million and $444 million in the same periods of 2005. The increase for the three months ended September 30, 2006 primarily reflects higher interest costs partially offset by an increase in capitalized interest. The increase for the nine months ended September 30, 2006 reflects higher interest rates and costs, partially offset by an increase in capitalized interest. These factors more than offset the absence of costs that were incurred in the nine months of 2005 in respect of the early redemption of finance leases.

Other finance income and expense for continuing operations for the three months and nine months ended September 30, 2006 was a credit of $52 million and $146 million respectively, compared with charges of $37 million and $102 million in the same periods of 2005. The decreases for the three months and nine months ended September 30, 2006 primarily reflect a reduction in net pension finance costs due to higher return on pension assets due to the increased market value of the pension asset base.

Net taxation for continuing operations, other than production taxes, charged for the three months and nine months ended September 30, 2006 was $4,614 million and $11,169 million respectively, compared with $2,674 million and $7,444 million in the equivalent periods last year. The effective tax rate for three months and nine months ended September 30, 2006 was 42.3% and 36.2% respectively, compared with 27.1% and 28.0% for the equivalent periods of 2005, reflecting the retroactive impact of the increase in the North Sea tax rate announced by the UK Government and enacted in July 2006. The effect of this charge on the Group’s effective tax rate is partly mitigated by a sharp decline in prices around the end of the third quarter.

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BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (Continued)

GROUP RESULTS JANUARY – SEPTEMBER 2006 (concluded)

In addition to the factors above, the decrease in profit for the period attributable to BP shareholders for the third quarter reflects lower gas realization, higher production taxes, lower refining margins, reduced supply optimization benefits, a reduced contribution from gas and power marketing and trading and higher costs, partially offset by the impact of higher oil realizations, strongly improved retail margins, significant gains related to IFRS fair value accounting effects and better operational performance in the natural gas liquids business.

The primary additional factors contributing to the increase in profit for the period attributable to BP shareholders for the nine months ended September 30, 2006 are lower production volumes, higher production taxes, higher IFRS fair value accounting charges and higher costs, partially offset by the impact of higher oil and gas realisations, higher marketing margins and higher supply optimizations benefits.

Capital expenditure and acquisitions in the third quarter and nine months 2006 was $4.8 billion and $11.8 billion respectively, including $1 billion in respect of our investment in Rosneft. Capital expenditure and acquisitions for the third quarter and nine months 2005 was $3.3 billion and $9.4 billion respectively. Disposal proceeds in the third quarter and nine months 2006 were $2.8 billion and $5.4 billion respectively and in the third quarter and nine months 2005 disposal proceeds were $0.2 billion and $2 billion respectively.

Net cash provided by operating activities for the three months ended September 30, 2006 was $5.1billion compared with $6.4 billion for the equivalent period of 2005, reflecting higher profit before taxation from continuing operations, lower working capital requirements and higher dividends from jointly controlled entities and associates, more than offset by a higher net credit in respect of impairment and gains and losses on disposal, higher earnings from jointly controlled entities and associates and a lower net credit for provisions, less payments. Net cash used in investing activities was $1.4 billion compared with $2.9 billion for the equivalent period of 2005, reflecting higher proceeds from the sale of fixed assets and businesses, partially offset by higher capital expenditure.

Net cash provided by operating activities for the nine months ended September 30, 2006 was $23.2 billion compared with $22.5 billion for the equivalent period of 2005, reflecting higher profit before taxation from continuing operations, lower working capital requirements and higher dividends from jointly controlled entities and associates, partially offset by higher taxes paid and a lower net credit for provisions, less payments. Net cash used in investing activities was $5.6 billion compared with $7.2 billion for the equivalent period of 2005, reflecting higher proceeds from the disposal of fixed assets and businesses partially offset by higher capital expenditure.

Net debt at September 30, 2006 was $16.8 billion compared with $16.2 billion at December 31, 2005. The ratio of net debt to net debt plus equity was 16% at September 30, 2006 compared with 17% at December 31, 2005. This ratio shows the proportion of debt and equity used to finance our operations, and can also be used to measure borrowing capacity. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associate borrowings.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

In the normal course of business the Group has entered into certain long-term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines. The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group’s results of operations or financial condition.

On October 24, 2006, BP announced a quarterly dividend of 9.825 cents per ordinary share, to be paid on December 4, 2006 to shareholders on the register on November 10, 2006. Holders of ordinary shares will receive 5.241 pence per share and holders of American Depositary Receipts (ADRs) $0.5895 per ADS. Participants in the Dividend Reinvestment Plan or the dividend reinvestment plan facility in the US Direct Access Plan will receive the dividend in the form of shares, also on December 4, 2006. The Company repurchased 299 million of its own shares during the quarter, at a cost of $3.5 billion. Additionally, shares to the value of $1.25 billion were issued to Alfa Group and Access Renova (AAR) being the last instalment of the deferred consideration for our investment in TNK-BP. During the nine months ended September 30,2006, 1,024 million shares were repurchased at a cost of $12 billion.

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BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (Continued)

DETAILED REVIEW OF BUSINESSES

EXPLORATION AND PRODUCTION

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

		2006	2005	2006	2005

Sales and other operating revenues from continuing operations	- $m	12,932	11,321	40,345	32,441
Profit before interest and tax from continuing operations(a)	- $m	9,929	6,535	24,572	18,928
Results include:
Exploration expense	- $m	351	177	637	476
Of which: Exploration expenditure written off	- $m	232	93	359	224

Key Statistics:
Crude oil
- Average prices realized by BP	- $/bbl	67.22	56.83	63.73	49.07
- Production for subsidiaries	- mb/d	1,133	1,157	1,190	1,263
- Production for equity-accounted entities	- mb/d	1,117	1,156	1,133	1,122
Natural gas liquids
- Average prices realized by BP	- $/bbl	40.08	36.70	37.81	31.30
- Production for subsidiaries	- mb/d	166	154	167	172
- Production for equity-accounted entities	- mb/d	6	5	5	4
Total liquids(b)
- Average prices realized by BP	- $/bbl	64.15	54.80	60.91	47.22
- Production for subsidiaries	- mb/d	1,299	1,311	1,357	1,435
- Production for equity-accounted entities	- mb/d	1,123	1,161	1,138	1,126
Natural gas
- Average prices realized by BP	- $/mcf	4.49	4.75	4.83	4.45
- Production for subsidiaries	- mmcf/d	7,129	6,930	7,480	7,519
- Production for equity-accounted entities	- mmcf/d	957	911	991	893
Total hydrocarbons(c)
- Average prices realized by BP	- $/boe	45.47	41.68	44.74	36.97
- Production for subsidiaries	- mboe/d	2,528	2,506	2,645	2,731
- Production for equity-accounted entities	- mboe/d	1,288	1,318	1,309	1,280
Brent oil price	- $/bbl	69.60	61.63	67.02	53.68
West Texas Intermediate oil price	- $/bbl	70.44	63.18	68.09	55.43
Alaska North Slope US West Coast oil price	- $/bbl	69.02	60.91	66.28	52.08
Henry Hub gas price (d)	- $/mmbtu	6.58	8.53	7.45	7.19
UK Gas – National Balancing Point	- p/therm	33.72	29.26	46.28	32.42

(a)	Includes profit after interest and tax of equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(d)	Henry Hub First of the Month Index.

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BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (Continued)

EXPLORATION AND PRODUCTION (continued)

Sales and other operating revenues for the three months ended September 30, 2006 were $13 billion, compared with $11 billion in the corresponding period in 2005, primarily reflecting an increase of around $1 billion related to higher realizations partly offset by an increase of around $0.5 billion due to higher volumes of subsidiaries.

Profit before interest and tax for the three months ended September 30, 2006 was $9,929 million, including net gains on sales of assets of $1,985 million, primarily from the sale of a pre-development asset in the Gulf of Mexico in the USA, and fair value gains of $521 million on embedded derivatives relating to North Sea gas contracts (these embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement), and is after inventory holding losses of $6 million and a charge of $17 million in respect of new, and revisions to existing, environmental and other provisions. Furthermore, BP’s share of the TNK-BP result benefited from a gain of $892 million on the sale of its interests in the Urdmurtneft assets. Profit before interest and tax for the three months ended September 30, 2005 was $6,535 million, including inventory holding gains of $1 million, and is after a charge for impairment of $100 million in respect of a field in the Gulf of Mexico Shelf following the hurricane damage, net fair value losses of $53 million on embedded derivatives relating to North Sea gas contracts and net losses on disposal of $6 million.

The additional factors reflected in the increase in profit for the three months ended September 30, 2006 compared with the three months ended September 30, 2005 are higher liquid realisations, offset by lower gas realisations, contributing around $500 million, partially offset by higher production taxes of around $250 million and higher costs of around $600 million, reflecting the impacts of sector specific inflation, revenue investment and production growth.

Production for the third quarter of 2006 was 2,528 mboe/d for subsidiaries and 1,288 mboe/d for equity-accounted entities compared with 2,506 mboe/d and 1,318 mboe/d respectively, a year ago. For subsidiaries, the increase primarily reflects growth in the new profit centres, partially offset by decline in existing profit centres and the effect of disposals. For equity-accounted entities, the decrease primarily reflects lower production from TNK-BP as a result of divestments.

Sales and other operating revenues for the nine months ended September 30, 2006 were $40 billion, compared with $32 billion in the corresponding period in 2005, primarily reflecting an increase of around $8 billion related to higher liquids and gas realizations partly offset by a decrease of around $0.5 billion due to lower volumes of subsidiaries.

Profit before interest and tax for the nine months ended September 30, 2006 was $24,572 million, including net gains on sales of assets of $2,324 million (primarily from the sale of a pre-development asset in the Gulf of Mexico in the USA, interests in the North Sea and the Gulf of Mexico Shelf assets in the USA) and fair value gains of $275 million on embedded derivatives relating to North Sea gas contracts, and is after inventory holding losses of $12 million and a charge of $17 million in respect of new, and revisions to existing, environmental and other provisions. Furthermore, BP’s share of the TNK-BP result benefited from a gain of $892 million on the sale of its interest in the Urdmurtneft assets. Profit before interest and tax for the nine months ended September 30, 2005 was $18,928 million, including inventory holding gains of $9 million and gains of $1,061 million on the sales of assets, primarily from our interest in the Ormen Lange field, and is after a charge for impairment of $130 million relating to fields in the UK North Sea, an impairment charge of $100 million in respect of a field in the Gulf of Mexico and net fair value losses of $887 million on embedded derivatives.

In addition to the factors above, the primary reasons for the increase in profit before interest and tax for the nine months ended September 30, 2006 compared with the nine months ended September 30, 2005 are higher oil and gas realizations contributing around $5,400 million, partially offset by a decrease of around $1,400 million due to lower volumes, higher production taxes of around $250 million and higher costs of around $1,150 million, reflecting the impacts of sector specific inflation, increased integrity spend and repairs, revenue investments and production growth.

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BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (Continued)

EXPLORATION AND PRODUCTION (concluded)

In September, we determined that the oil transit lines in the Eastern Operating Area of Prudhoe Bay could be returned to service for the purposes of in-line inspection. We have now returned to service all three flow stations previously shut down, and current production from Prudhoe Bay is around 400,000 barrels of oil and natural gas liquids per day (BP has a 26% interest in the Prudhoe Bay field). We are still committed to replacing the main oil transit lines (16 miles) in both the Eastern and Western Operating Areas of Prudhoe Bay and expect to complete this next year. In addition, BP plans to spend over $550 million (net) over the next two years on integrity management in Alaska. BP has retained three eminent corrosion experts to independently evaluate and make recommendations for improving the corrosion program in Alaska. BP has also asked an independent ombudsman to undertake a review of worker allegations raised on the North Slope of Alaska since the acquisition of ARCO in 2000 to determine if the problems have been addressed and rectified. The effect of reduced production at Prudhoe Bay on average third quarter production was 27 mboe/d.

Offshore commissioning work on the Thunder Horse platform is proceeding. Following a series of tests carried out over the past few months, which revealed metallurgical failures in components of the subsea system, we plan to retrieve and replace all the subsea components we believe could be at risk. This work will be done over the course of the next year and we do not expect production from Thunder Horse to begin before the middle of 2008. It is too early to estimate the additional costs involved in replacing the affected systems.

In our other major projects we continue to make good progress. In Azerbaijan, ACG and BTC continue to ramp up. The Shah Deniz gas field and East Azeri are on track to start up in the fourth quarter. In Angola, the FPSO for the Dalia field is now being moored.

During the quarter, we made a significant oil exploration discovery on the Kaskida prospect in approximately 5,900 feet of water in the Gulf of Mexico and in Angola, we announced the Titania discovery, our 11th discovery in Block 31. In addition we have been awarded the Birbhum coal bed methane licence in India and have reached agreement to acquire acreage in the UK Central North Sea which contains two discovered fields and further exploration potential.

During the quarter, we completed the sale of our remaining Gulf of Mexico Shelf assets which have been subject to pre-emption rights. In July, we completed the sale of our 28% interest in the Shenzi discovery in the Gulf of Mexico to Repsol. To date we have received $3.8 billion of proceeds from our divestment activity in 2006. In August, TNK-BP completed the sale of its interest in the Urdmurtneft assets to Sinopec and we announced the sale of five onshore properties in South Louisiana.

TNK-BP continues to deliver strong performance with production of 950 mboe/d in the third quarter, down about 60 mboe/d from the third quarter in 2005 as a result of the divestment in its interest in the Urdmurtneft assets to Sinopec. TNK-BP’s two licenses covering the Samatlor area have recently been extended by 25 years. TNK-BP continues discussions with the authorities over licence issues relating to Kovykta and more recently on Rospan.

On October 23, 2006, TNK-BP received decisions from the Russian tax authorities in relation to the tax audits of certain TNK-BP Group companies for the years 2002 and 2003. At the present time, BP believes that its provisions are adequate for its share of any liabilities arising from these and other outstanding tax decisions not covered by the indemnities provided by our co-venturers in respect of historical tax liabilities related to assets contributed to the joint venture. However, our review of the decisions is ongoing.

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BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (Continued)

REFINING AND MARKETING

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

		2006	2005	2006	2005

Sales and other operating revenues from continuing operations	- $m	61,169	61,280	179,079	160,453
Profit before interest and tax from continuing operations(a)	- $m	717	3,714	6,247	7,999
Key statistics:
Refinery throughputs	- mb/d	2,287	2,513	2,200	2,520
Refining availability(b)	- %	82.2	92.6	83.2	93.6
Global Indicator Refining Margin(c)	- $/bbl	8.40	12.35	9.09	8.93

(a)	Includes profit after interest and tax of equity-accounted entities.
(b)

Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available. During the first nine months 2006, a substantial part of the Texas City refinery was unavailable.

(c)

The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

The changes in sales and other operating revenues are described in more detail below:

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

		2006	2005	2006	2005

Sale of crude oil through spot and term contracts	- $m	9,714	10,035	30,669	24,875
Marketing, spot and term sales of refined products	- $m	48,123	44,690	136,246	117,567
Other sales including non-oil and to other segments	- $m	3,332	6,555	12,164	18,011

		61,169	61,280	179,079	160,453

Sale of crude oil through spot term contracts	- mb/d	1,913	2,471	2,160	2,474
Marketing, spot and term sales of refined products	- mb/d	5,835	6,054	5,807	6,091

Sales and other operating revenues for the three months ended September 30, 2006 were $61 billion compared with $61 billion for the same period in the prior year. Marketing, spot and term sales of refined products increased by $3 billion due to higher prices of around $4 billion partly offset by lower volumes of $1 billion. Sales of crude oil through spot and term contracts remained flat reflecting higher prices of $1 billion offset by lower volumes of $1 billion. Other sales decreased by $3 billion due to lower volumes of $4 billion and higher prices of $1 billion.

Profit before interest and tax for the three months ended September 30, 2006 was $717 million, including net disposal gains of $92 million primarily on the disposal of pipeline assets, and is after inventory holding losses of $786 million, a charge of $400 million as a result of the ongoing review of fatality and personal injury compensation claims associated with the incident in March 2005 at the Texas City refinery, impairment charges of $90 million and a charge of $33 million in respect of new, and revisions to existing, environmental and other provisions.

Profit before interest and tax for the three months ended September 30, 2005 was $3,714 million, including inventory gains of $1,839 million, and is after a loss of $14 million on the disposal of refining, pipelines, retail and marketing assets and a charge of $140 million in respect of new, and revisions to existing, environmental and other provisions.

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BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (Continued)

REFINING AND MARKETING (continued)

The primary additional factors reflected in the decrease in profit before interest and tax for the three months ended September 30, 2006 compared with the three months ended September 30, 2005 are a reduction of around $320 million in respect of the Texas City refinery, including the impact on associated businesses, a reduction of around $430 million due to lower refining margins, a decrease of around $370 million due to reduced supply optimization benefits as a result of lower market volatility and price differences between different varieties of oil and oil products, and a decrease of around $80 million due to higher refining turnaround activity. These reductions were partially offset by an increase of around $700 million resulting from stronger marketing margins (primarily retail margins) and a higher gain relating to IFRS fair value accounting effects which contributed around $400 million (see paragraph below). The third quarter result reflects the absence of hurricane activity which negatively impacted the third quarter of 2005.

Where derivative instruments are used to manage certain economic exposures that cannot themselves be fair valued or accounted for as hedges, timing differences in relation to the recognition of gains and losses occur. Gains and losses on derivative commodity contracts are recognized immediately through the income statement whilst gains and losses on the related physical transaction are recognized when the commodity is sold. These economic exposures primarily relate to inventories held in excess of normal operating requirements that are not designated as held for trading and fair valued, and forecast transactions to replenish inventory. Additionally, IFRS requires that inventory designated as held for trading is fair valued using period end spot prices whilst the related derivative instruments are valued using forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in quarterly timing differences.

Sales and other operating revenues for the nine months ended September 30, 2006 were $179 billion compared with $160 billion for the same period in the prior year. Marketing, spot and term sales of refined products increased by around $19 billion due to higher prices of $24 billion partly offset by lower volumes of around $4 billion and a negative foreign exchange impact due to a stronger dollar of $1 billion. Sales of crude oil through spot and term contracts increased by $6 billion primarily due to higher prices of $8 billion partly offset by lower volumes of $2 billion. Other sales decreased by around $6 billion primarily due to lower volumes.

Profit before interest and tax for the nine months ended September 30, 2006 was $6,247 million, including inventory holding gains of $776 million and net gains on disposals of $803 million (related primarily to the disposal of BP’s shareholding in Zhenhai Refining and Chemicals Company to Sinopec, the sale of BP’s Czech Republic retail network to Österreichische Mineralöl Verwaltung Aktiengesellschaft (OMV), the sale of BP’s shareholding in Eiffage, the French based construction company, and pipelines assets) and is after a charge of $400 million as a result of the ongoing review of fatality and personal injury compensation claims associated with the incident in March 2005 at the Texas City refinery, an impairment charge of $125 million, a charge of $33 million in respect of new, and revisions to existing, environmental and other provisions and a charge of $76 million in respect of a donation to the BP Foundation.

Profit before interest and tax for the nine months ended September 30, 2005 was $7,999 million, including inventory holding gains of $3,440 million and net gains of $75 million on the sale of refining, pipelines, retail and marketing assets, and is after a charge of $700 million in respect of fatality and personal injury compensation claims associated with the incident at the Texas City refinery on March 23, 2005, a charge of $140 million relating to new, and revisions to existing, environmental and other provisions, an impairment charge of $41 million and a charge of $33 million for the impairment of an equity-accounted entity.

The primary additional factors reflected in the decrease in profit before interest and tax for the nine months ended September 30, 2006, compared with the nine months ended September 30, 2005 are a reduction of around $1,400 million in respect of the Texas City refinery, including the impact on associated business, partially offset by higher refining margins contributing around $400 million, a higher gain from IFRS fair value accounting effects contributing around $350 million, higher marketing margins contributing around $300 million and increased supply optimization benefits contributing around $200 million.

Refinery throughputs for the quarter and nine months were 2,287 mb/d and 2,200 mb/d respectively, lower than in the corresponding periods of 2005. This is primarily as a result of the phased start-up of production at our Texas City refinery during 2006. The recommissioning of the Texas City refinery continues, with throughput for the quarter averaging 247 mb/d. Refining availability for the quarter, excluding Texas City, was 96.3%, higher than in the corresponding period last year. Marketing sales were 3,924 mb/d for the third quarter and 3,875 mb/d for the first nine months of the year, compared with 4,044 mb/d and 3,979 mb/d for the corresponding periods in the previous year.

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BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (Continued)

REFINING AND MARKETING (concluded)

During the quarter, BP announced that it has entered the final planning stage of a $3 billion investment in Canadian heavy crude oil processing capability at its Whiting refinery located in northwest Indiana. The intention is to reconfigure the Whiting refinery so most of its feedstock can be heavy Canadian crude oil. Reconfiguring the refinery also has the potential to increase its production of motor fuels by around 15 percent, which is approximately 1.7 million additional gallons of gasoline and diesel per day. Construction is tentatively scheduled to begin in 2007 and be completed by 2011, pending regulatory approval.

In addition to the TET physical propane case referred to in BP’s Annual Report on Form 20-F/A for 2005, the Commodity Futures Trading Commission (CFTC) is currently investigating various aspects of BP’s crude oil trading and storage activities in the US since 2003 and has made various formal and informal requests for information. BP has provided, and continues to provide, responsive data and other information to these requests. The CFTC is also conducting an investigation into BP’s trading of unleaded gasoline futures contracts in 2002. BP has provided responsive documents and witness testimony. The U.S. Attorney for the Northern District of Illinois is also conducting an investigation into BP’s gasoline trading. In addition, BP has initiated a review by independent external auditors of the compliance systems in its US trading business.

The US Chemicals Safety Board (CSB) investigation into the incident at the Texas City refinery remains ongoing. However, at a news conference on October 31, 2006, the CSB issued an update on the status of its 20-month investigation into the causes of the March 23, 2005 incident and it also issued recommendations to the American Petroleum Institute (API) calling on the API to amend its guidance related to atmospheric relief systems and to the Occupational Safety and Health Administration (OSHA) calling on OSHA to establish a national emphasis programme promoting the elimination of unsafe systems in favour of safer alternatives. The final report of the CSB is expected in March 2007.

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BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (Continued)

GAS, POWER AND RENEWABLES

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

		2006	2005	2006	2005

Sales and other operating revenues from continuing operations	- $m	5,840	6,623	18,484	18,901
Profit before interest and tax from continuing operations(a)	- $m	152	445	853	1,046

(a)	Includes profit after interest and tax of equity-accounted entities.

The changes in sales and other operating revenues are explained below in more detail:

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

		2006	2005	2006	2005

Gas marketing sales	- $m	3,295	3,674	10,016	11,544
Other sales (including NGL marketing)	- $m	2,545	2,949	8,468	7,357

		5,840	6,623	18,484	18,901

Gas marketing sales volumes	- mb/d	4,415	5,035	4,015	5,697
Natural gas sales by Exploration and Production	- mb/d	4,252	4,246	4,691	4,452

Sales and other operating revenues for the three months ended September 30, 2006 were $5.8 billion compared with $6.6 billion for the same period in 2005. Gas marketing sales decreased by $0.4 reflecting price increases of $0.1 and lower volumes of $0.5 billion. Other sales (including NGL marketing) decreased by $0.4 billion reflecting $1.2 billion related to lower prices and $0.8 billion related to higher volumes.

Profit before interest and tax for the three months ended September 30, 2006 was $152 million including a gain on disposal of $5 million, and is after net fair value losses of $20 million on embedded derivatives related to long-term gas contracts and a charge of $70 million for the impairment of a North American NGL asset. Profit before interest and tax for the three months ended September 30, 2005 was $445 million, including inventory holding gains of $98 million, net fair value gains on embedded derivatives of $91 million and a credit of $6 million related to new, and revisions to existing, environmental and other provisions, and is after a loss of $2 million on the sale of businesses and fixed assets.

The primary additional factors reflected in the decrease in profit before interest and tax for the three months ended September 30, 2006 compared with the equivalent period in 2005 are a significant reduction in the contribution from gas and power marketing and trading of around $210 million, partly offset by an increase of around $85 million due to better operational performance in the natural gas liquids business, and a lower charge related to IFRS fair value accounting benefiting the result by approximately $140 million.

Sales and other operating revenues for the nine months ended September 30, 2006 were $18.5 billion compared with $18.9 billion for the same period in 2005. Gas marketing sales decreased by $1.5 billion as price increases of $1.9 billion were more than offset by lower volumes of $3.4 billion. Other sales (including NGL marketing) increased by $1.1 billion reflecting $0.3 billion related to lower prices and $1.4 billion related to higher volumes.

Profit before interest and tax for the nine months ended September 30, 2006 was $853 million, including net fair value gains on embedded derivatives of $32 million and net gains on disposals of $4 million, and is after inventory holding losses of $53 million and a charge of $70 million for the impairment of a North American NGL asset. Profit before interest and tax for the nine months ended September 30, 2005 was $1,046 million, including inventory holding gains of $98 million and net gains of $81 million primarily on the disposal of BP’s interest in Interconnector and the disposal of an NGL plant in the US, net fair value gains of $200 million on embedded derivatives and a credit of $6 million related to new, and revisions to existing, environmental and other provisions.

Profit before interest and tax for the nine months ended September 30, 2006 reflects higher contributions from the operating businesses of around $325 million, partly offset by higher IFRS fair value accounting charges reducing the result by around $10 million.

In August, we purchased Greenlight Energy, Inc., a US-based developer of wind power generation projects. The purchase will further accelerate the rapid growth of BP’s wind power business in North America. In Korea, K-power Company Limited (BP 35%) completed construction of a 1,074MW, LNG-fired combined cycle power plant near Kwangyang City, which has begun full commercial operation.

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BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (Continued)

OTHER BUSINESSES AND CORPORATE

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

		2006	2005	2006	2005

Sales and other operating revenues from continuing operations	- $m	212	161	670	507
Profit (loss) before interest and tax from continuing operations(a)	- $m	(213)	(501)	(620)	(828)

(a)	Includes profit (loss) after interest and tax of equity-accounted entities.

Other businesses and corporate comprises Finance, the Group’s aluminium asset, interest income and costs relating to corporate activities.

The loss before interest and tax for the three months ended September 30, 2006 was $213 million, including inventory holding gains of $48 million, a net credit of $96 million in relation to new, and revisions to existing, environmental and other provisions and net gains of $59 million on disposals, and is after an impairment charge of $69 million and net fair value losses on embedded derivatives of $8 million. Also included in the result is a charge resulting from new, and revisions to existing, vacant space provisions. The loss before interest and tax for the three months ended September 30, 2005 was $501 million, including net gains on disposal of businesses and fixed assets of $4 million and net fair value gains on embedded derivatives of $8 million, and is after a charge of $296 million related to new, and revisions to existing, environmental and other provisions and a charge of $6 million relating to the separation of the olefins and derivatives business.

The loss before interest and tax for the nine months ended September 30, 2006 was $620 million, including inventory holding gains of $51 million, a net credit of $96 million in relation to new, and revisions to existing, environmental and other provisions, net gains of $81 million on disposals and net fair value gains on embedded derivatives of $5 million, and is after an impairment charge of $69 million. The loss before interest and tax for the nine months ended September 30, 2005 was $828 million, including net gains on disposal of businesses and fixed assets of $38 million, and is after a net charge of $274 million related to new, and revisions to existing, environmental and other provisions and the reversal of environmental provisions no longer required, a charge of $77 million relating to the separation of the olefins and derivatives business and net fair value losses of $10 million on embedded derivatives.

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BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (Continued)

OUTLOOK STATEMENT

World economic growth has been sustained. US economic growth slowed sharply in the third quarter compared to the second quarter, but growth in Europe and Asia has been robust. The near-term global outlook is for slower but resilient growth.

Crude oil prices averaged $69.60 per barrel (Dated Brent) in the third quarter of 2006, similar to the second quarter average and nearly $8 per barrel above the same period last year. After peaking above $78 per barrel in early August prices have declined and in early October were below $60 per barrel. Ample inventories, a perceived lessening of geopolitical tensions, and a lack of hurricane-related disruptions have contributed to the decline. OPEC members have announced an intent to reduce production.

US natural gas prices averaged $6.58/mmbtu (Henry Hub first of month index) in the third quarter, $0.22/mmbtu below the second quarter average and nearly $2/mmbtu below the same period last year. Gas continued to trade at a discount to residual fuel oil. Domestic production growth retained its momentum, and consumption outside the power sector remained sluggish. Gas in storage at the end of September was 12% above the five-year average. Prices should be supported by seasonally rising winter demand.

UK gas prices (NBP day-ahead) in the third quarter averaged 33.72 pence per therm, slightly below the second quarter but 15% above the same period last year. Since the peak in late July, prices fell significantly, facilitated by fewer North Sea maintenance closures, LNG imports, and most recently, the testing of the Langeled pipeline. While prices have increased with the onset of colder weather, Rough storage is full and import capacity has increased, easing most concerns over winter supply availability.

The global average indicator refining margin fell to $8.40/bbl in the third quarter of 2006, down more than $4/bbl versus the second quarter and by a similar amount versus the third quarter last year. Margins were strong in July and August but fell away sharply during September on the end of the US gasoline season, limited hurricane activity and growing product inventory levels. So far in the fourth quarter, margins have averaged around $6/bbl, and should be underpinned in the near term by the autumn refinery turnaround programme and demand for distillates once colder weather arrives.

Retail margins increased significantly in August and September due to a steady fall in the cost of product, leaving average retail margins for the third quarter above the previous two quarters. More stable raw material costs during October to date and an increase in competitive pressures suggest that marketing margins in the fourth quarter are likely to be weaker.

The UK Government’s announced increase in the North Sea supplemental tax rate has been enacted. This increase has two effects; first to create a one-time deferred tax charge and second to increase current tax to reflect the 2006 impact of the higher rate, which is retroactive to the start of the year. The full year aggregate effective tax rate is expected to be around 37%.

Production for the year is expected to be around 2.649 mmboe/d for subsidiaries and 1.301 mmboe/d for equity-accounted entities, lower than in 2005 due principally to divestments and the impact of higher prices on entitlements under Production Sharing Contracts, for subsidiaries, and due principally to divestments for equity-accounted entities. Capital expenditure excluding acquisitions is expected to be around $16 billion for the year. Divestment proceeds are expected to be around $6 billion.

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BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (Concluded)

FORWARD-LOOKING STATEMENTS

In order to utilize the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under ‘Group Results’, ‘Exploration and Production’, ‘Refining and Marketing’, and ‘Outlook’, with regard to BP’s capital expenditure costs, demand, growth and other trend projections, future performance margins, prices, production, including full year production, the timing of new fields to start production, retrieval and replacement of components of the sub-sea system at risk of metallurgical failure at Thunder Horse, the completion of offshore commissioning work at, receipt of approvals for and start-up of production from Thunder Horse, replacing oil transit lines at Prudhoe Bay, recommissioning of the Texas City refinery; the effect of the increase in the North Sea supplemental tax rate; the full year effective tax rate; working capital, fulfilment of contract obligations and timing for completion of transactions are all forward-looking in nature. Forward-looking statements are also identified by such phrases as ‘will’, ‘expects’, ‘is expected to’, ‘should’, ‘may’, ‘is likely to’, ‘intends’, ‘plans’, ‘appears’ and ‘believes’. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; the timing of bringing new fields onstream; exchange rate fluctuations; operational problems; general economic conditions, including inflationary pressure, political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; successful partnering; the actions of competitors; the actions of competitors and third party suppliers of facilities and services; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this report. These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP’s business, is contained in BP’s Annual Report and Annual Accounts for 2005 and the Annual Report on Form 20-F/A for 2005 filed with the US Securities and Exchange Commission.

DIVIDENDS PAYABLE

On October 24, 2006, BP p.l.c. announced a quarterly dividend of 9.825 cents per ordinary share of 25 cents (ordinary shares) to be paid in December, representing $0.5895 per American Depositary Share (ADS). The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares will be November 10, 2006, and payment will be made on December 4, 2006.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank. Participants in the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on December 4, 2006.

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BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

	2006	2005	2006	2005

	($ million, except per share amounts)
Sales and other operating revenues (Note 4)	68,540	66,716	203,960	177,382
Earnings from jointly controlled entities – after interest and tax (Note 17)	1,878	1,020	3,269	2,248
Earnings from associates – after interest and tax (Note 17)	88	112	317	327
Interest and other revenues	220	113	524	384

Total revenues	70,726	67,961	208,070	180,341
Gains on sale of businesses and fixed assets	2,276	30	3,414	1,328

Total revenues and other income	73,002	67,991	211,484	181,669
Purchases	48,431	46,751	142,677	119,783
Production and manufacturing expenses	6,275	4,590	16,868	14,974
Production and similar taxes (Note 5)	1,202	834	2,989	2,180
Depreciation, depletion and amortization	2,194	2,041	6,687	6,420
Impairment and losses on sale of businesses and fixed assets	387	148	489	344
Exploration expense (Note 5)	351	177	637	476
Distribution and administration expenses	3,630	3,444	10,242	9,693
Fair value (gain) loss on embedded derivatives	(493)	(46)	(312)	697

Profit before interest and taxation from continuing operations	11,025	10,052	31,207	27,102
Finance costs (Note 6)	169	144	513	444
Other finance (income) expense (Note 7)	(52)	37	(146)	102

Profit before taxation from continuing operations	10,908	9,871	30,840	26,556
Taxation	4,614	2,674	11,169	7,444

Profit from continuing operations	6,294	7,197	19,671	19,112
Profit (loss) from Innovene operations (Note 3)	—	(666)	(25)	(258)

Profit for the period (a)	6,294	6,531	19,646	18,854

Attributable to:
BP shareholders	6,231	6,463	19,435	18,656
Minority interest	63	68	211	198

	6,294	6,531	19,646	18,854

Earnings per ordinary share – cents (a) (Note 12)
Profit attributable to BP shareholders
Basic	31.47	30.75	96.36	87.84
Diluted	31.42	30.54	95.67	86.84
Profit from continuing operations attributable to BP shareholders
Basic	31.47	33.87	96.49	89.05
Diluted	31.42	33.62	95.79	88.04
Earnings per American Depositary share – cents (a)
Profit attributable to BP shareholders
Basic	188.82	184.50	578.16	527.04
Diluted	188.52	183.24	574.02	521.04

(a)

A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 15.

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BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	September 30, 2006 (Unaudited)	December 31, 2005 (Unaudited)

	($ million)
Noncurrent assets
Property, plant and equipment	87,584	85,947
Goodwill	10,624	10,371
Other intangible assets	5,104	4,772
Investments in jointly controlled entities	15,343	13,556
Investments in associates	5,717	6,217
Other investments	1,754	967

Fixed assets	126,126	121,830
Loans	822	821
Other receivables	787	770
Derivative financial instruments	3,182	3,652
Prepayments and accrued income	1,352	1,269
Defined benefit pension plan surplus	4,069	3,282

	136,338	131,624

Current assets
Loans	129	132
Inventories	19,362	19,760
Trade and other receivables	38,570	40,902
Derivative financial instruments	11,632	9,726
Prepayments and accrued income	3,020	1,598
Current tax receivable	172	212
Cash and cash equivalents	3,199	2,960

	76,084	75,290

Assets classified as held for sale	1,104	—

Total assets	213,526	206,914

Current liabilities
Trade and other payables	40,589	42,136
Derivative financial instruments	10,339	9,083
Accruals and deferred income	6,303	5,970
Finance debt	9,561	8,932
Current tax payable	4,403	4,274
Provisions	1,218	1,602

	72,413	71,997

Noncurrent liabilities
Other payables	1,701	1,935
Derivative financial instruments	2,528	3,696
Accruals and deferred income	3,563	3,164
Finance debt	10,412	10,230
Deferred tax liabilities	17,343	16,258
Provisions	10,934	9,954
Defined benefit pension plan and other postretirement benefit plan deficits	9,562	9,230

	56,043	54,467

Liabilities directly associated with the assets classified as held for sale	—	—

Total liabilities	128,456	126,464

Net assets	85,070	80,450

Equity
Capital shares
Preference	21	21
Ordinary	4,954	5,164
Paid-in surplus	9,802	8,120
Merger reserve	27,200	27,190
Other reserves	6	16
Shares held by ESOP trusts	(173)	(140)
Available-for-sale investments	319	385
Cash flow hedges	27	(234)
Foreign currency translation reserve	3,858	2,943
Treasury shares	(21,709)	(10,598)
Retained earnings	59,973	46,794

BP shareholders’ equity (a)	84,278	79,661
Minority interest	792	789

Total equity	85,070	80,450

(a)

A summary of the material adjustments to BP shareholders’ equity which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 15.

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BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

			Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

			2006	2005	2006	2005

			($ million)
	Operating activities
	Profit before taxation from continuing operations		10,908	9,871	30,840	26,556
	Adjustments to reconcile profits before tax to net cash provided by operating activities:
	Exploration expenditure written off		232	93	359	224
	Depreciation, depletion and amortization		2,194	2,041	6,687	6,420
	Impairment and (gain) loss on sale of businesses and fixed assets		(1,889)	118	(2,925)	(984)
	Earnings from jointly controlled entities and associates		(1,966)	(1,132)	(3,586)	(2,575)
	Dividends received from jointly controlled entities and associates		2,407	893	3,686	1,989
	Working capital and other movements		(6,756)	(5,718)	(11,859)	(9,295)

	Net cash provided by operating activities of continuing operations		5,130	6,166	23,202	22,335
	Net cash provided by operating activities of Innovene operations		—	205	—	147

	Net cash provided by operating activities		5,130	6,371	23,202	22,482

	Investing activities
	Capital expenditures		(3,945)	(3,069)	(10,652)	(8,805)
	Acquisitions, net of cash acquired		(102)	—	(102)	—
	Investment in jointly controlled entities		—	(2)	(26)	(53)
	Investment in associates		(159)	(82)	(467)	(367)
	Proceeds from disposal of fixed assets		2,662	226	5,045	1,978
	Proceeds from disposal of businesses		135	—	391	—
	Proceeds from loan repayments		33	11	163	91

	Net cash used in investing activities		(1,376)	(2,916)	(5,648)	(7,156)

	Financing activities
	Net repurchase of shares		(3,430)	(3,661)	(11,702)	(7,628)
	Proceeds from long-term financing		706	497	1,616	1,790
	Repayments of long-term financing		(996)	(420)	(1,781)	(3,623)
	Net increase (decrease) in short-term debt		294	2,983	525	966
Dividends paid	-	BP shareholders	(1,943)	(1,871)	(5,759)	(5,503)
	-	Minority interest	(57)	(87)	(211)	(422)

	Net cash used in financing activities		(5,426)	(2,559)	(17,312)	(14,420)

	Currency translation differences relating to cash and cash equivalents		19	(74)	(3)	(83)

	Increase (decrease) in cash and cash equivalents		(1,653)	822	239	823
	Cash and cash equivalents at beginning of period		4,852	1,360	2,960	1,359

	Cash and cash equivalents at end of period		3,199	2,182	3,199	2,182

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BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (Concluded)

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

	2006	2005	2006	2005

	($ million)
Working capital and other movements
Interest receivable	(141)	(86)	(393)	(251)
Interest received	120	81	411	193
Finance costs	169	144	513	444
Interest paid	(267)	(384)	(928)	(835)
Other finance (income) expense	(52)	37	(146)	102
Share-based payments	134	66	339	222
Net operating charge for pensions and other postretirement benefits, less contributions	(36)	(21)	(133)	(37)
Net charge for provisions, less payments	(115)	440	(606)	884
(Increase) decrease in inventories	1,477	(3,737)	134	(6,320)
(Increase) decrease in other current and noncurrent assets	(1,616)	(10,116)	727	(16,041)
Increase (decrease) in other current and noncurrent liabilities	(1,763)	10,425	(1,735)	18,328
Income taxes paid	(4,666)	(2,567)	(10,042)	(5,984)

	(6,756)	(5,718)	(11,859)	(9,295)

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

	2006	2005	2006	2005

	($ million)
Currency translation differences	531	216	993	(2,182)
Available–for–sale investments marked to market	144	64	297	86
Available–for–sale investments – recycled to the income statement	(1)	(17)	(426)	(60)
Cash flow hedges marked to market	(15)	(15)	272	(164)
Cash flow hedges – recycled to the income statement	(26)	4	50	(7)
Cash flow hedges – recycled to the balance sheet	5	—	5	-
Taxation	(166)	(17)	(120)	36

Net income (expense) recognized directly in equity	472	235	1,071	(2,291)
Profit for the period	6,294	6,531	19,646	18,854

Total recognized income and expense relating to the period	6,766	6,766	20,717	16,563

Attributable to:
BP shareholders	6,703	6,698	20,506	16,365
Minority interest	63	68	211	198

	6,766	6,766	20,717	16,563

Change in accounting policy – adoption of IAS 32 and 39 on January 1, 2005 (wholly attributable to BP shareholders)	—	—	—	(243)

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of preparation and impact of new International Financial Reporting Standards

The interim financial information included in this Form 6-K has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2005 included in BP’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

BP prepares its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as adopted for use by the European Union (EU). The financial information presented herein has been prepared in accordance with the accounting policies used in preparing Annual Report and Accounts 2005 as revised for the following amendments to IFRSs which have been adopted by the Group with effect from January 1, 2006.

‘IAS 21 Amendment – Net Investment in a Foreign Operation’ was issued in December 2005. The amendment clarifies the requirements of IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ regarding an entity’s investment in foreign operations. This amendment was adopted by the European Union (EU) in May 2006. There was no material impact on the Group’s reported income or net assets as a result of adoption of this amendment.

The IASB issued an amendment to the fair value option in IAS 39 ‘Financial Instruments: Recognition and Measurement’ in June 2005. The option to irrevocably designate, on initial recognition, any financial instruments as ones to be measured at fair value with gains and losses recognized in profit and loss has now been restricted to those financial instruments meeting certain criteria. The criteria are where such designation eliminates or significantly reduces an accounting mismatch, when a group of financial assets, financial liabilities or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy, and when an instrument contains an embedded derivative that meets particular conditions. The Group has not designated any financial instruments as being at-fair-value-through-profit-and-loss, thus there was no effect on the Group’s reported income or net assets as a result of adoption of this amendment.

In August 2005, the IASB issued amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts regarding Financial Guarantee Contracts’. These amendments require the issuer of financial guarantee contracts to account for them under IAS 39 as opposed to IFRS 4 unless an issuer has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting applicable to insurance contracts. In these instances the issuer may elect to apply either IAS 39 or IFRS 4. Under the amended IAS 39, a financial guarantee contract is initially recognized at fair value and is subsequently measured at the higher of (a) the amount determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ and (b) the amount initially recognized, less, when appropriate, cumulative amortization recognized in accordance with IAS 18 “Revenue”. This standard impacts guarantees given by Group companies in respect of associates and joint ventures as well as in respect of other third parties; these are recorded in the Group’s financial statements at fair value.

In addition, in 2006 BP has adopted IFRIC 5 ‘Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’ and IFRIC 6 ‘Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment’ and has decided to early adopt IFRIC 7 ‘Applying IAS 29 for the First Time’. There were no changes in accounting policy and no restatement of financial information consequent upon adoption of these Interpretations.

The following pronouncements from the IASB will become effective for future financial reporting periods.

In August 2005, the IASB issued IFRS 7 ‘Financial Instruments – Disclosures’ which is effective for annual periods beginning on or after January 1, 2007, with earlier adoption encouraged. Upon adoption, the Group will disclose additional information about its financial instruments, their significance and the nature and extent of risks to which they give rise. More specifically, the Group will be required to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets. The Group has decided not to early adopt this standard for 2006 annual reporting.

Also in August 2005, ‘IAS 1 Amendment – Presentation of Financial Statements: Capital Disclosures’ was issued by the IASB, which requires disclosures of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and the consequences of any non-compliance. This is effective for annual periods beginning on or after January 1, 2007. There will be no effect on the Group’s reported income or net assets.

In September 2006, two further IFRICs were adopted for use in the EU: IFRIC 8 ‘Scope of IFRS 2 Share-based payment’ and IFRIC 9 ‘Reassessment of embedded derivatives’, which are effective for annual periods beginning after May 1, 2006 and June 1, 2006 respectively. Neither of these interpretations will have an impact on the Group’s reported income or net assets.

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 – Resegmentation and other changes to comparatives

With effect from January 1, 2006 the following changes to the business segment boundaries have been implemented:

(a)

Following the sale of Innovene to INEOS in December 2005, the transfer of three equity-accounted entities (Shanghai SECCO Petrochemical Company Limited in China and Polyethylene Malaysia Sdn Bhd (PEMSB) and Ethylene Malaysia Sdn Bhd (EMSB), both in Malaysia), previously reported in Other businesses and corporate, to Refining and Marketing.

(b)	The formation of BP Alternative Energy in November 2005 has resulted in the transfer of certain mid-stream assets and activities to Gas, Power and Renewables:
•	South Houston Green Power (SHGP) co-generation facility (in Texas City refinery) from Refining and Marketing.
•	Watson Cogeneration (in Carson City refinery) from Refining and Marketing.
•	Phu My Phase 3 CCGT plant in Vietnam from Exploration and Production.
(c)	The transfer of Hydrogen for Transport activities from Gas, Power and Renewables to Refining and Marketing.

Comparative financial data is shown after these changes.

	Restated		Reported

	Third Quarter 2005	Nine Months 2005	Third Quarter 2005	Nine Months 2005

	($ million)
Profit before interest and tax
Exploration and Production	6,535	18,928	6,536	18,933
Refining and Marketing	3,714	7,999	3,697	8,010
Gas, Power and Renewables	445	1,046	412	990
Other businesses and corporate	(501)	(828)	(452)	(788)

	10,193	27,145	10,193	27,145
Unrealized profit in inventory	(285)	(442)	(285)	(442)
Net profit on transactions between continuing and Innovene operations	144	399	144	399

Profit before interest and tax from continuing operations	10,052	27,102	10,052	27,102

	Restated		Reported

	Third Quarter 2005	Nine Months 2005	Third Quarter 2005	Nine Months 2005

	($ million)
Sales and other operating revenues
Exploration and Production	11,321	32,441	11,321	32,441
Refining and Marketing	61,280	160,453	61,324	160,582
Gas, Power and Renewables	6,623	18,901	6,579	18,772
Other businesses and corporate	161	507	161	507

Sales by continuing operations	79,385	212,302	79,385	212,302
Less: sales between businesses	8,511	24,723	8,511	24,723
sales to continuing operations	4,158	10,197	4,158	10,197

Third party sales of continuing operations	66,716	177,382	66,716	177,382

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 – Resegmentation and other changes to comparatives

In addition to the changes described above, sales and purchases figures for the first and second quarters of 2006 have been restated. This change has been made to present certain contracts on a net basis which were previously shown gross. There is no impact on the previously reported profit.

	Restated		Reported

	Second Quarter 2006	First Quarter 2006	Second Quarter 2006	First Quarter 2006

	($ million)
Sales and other operating revenues
Exploration and Production	13,495	13,918	13,495	13,918
Refining and Marketing	63,373	54,537	64,025	55,880
Gas, Power and Renewables	6,091	6,553	5,735	6,979
Other businesses and corporate	252	206	252	206

Sales by continuing operations	83,211	75,214	83,507	76,983
Less: sales between businesses	11,079	11,926	11,079	11,926
sales to continuing operations	—	—	—	—

Third party sales of continuing operations	72,132	63,288	72,428	65,057

Purchases	50,427	43,819	50,723	45,588

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 – Sale of Olefins and Derivatives business

The sale of Innovene, BP’s olefins, derivatives and refining group, to INEOS, was completed on December 16, 2005.

The Innovene operations represented a separate major line of business for BP. As a result of the sale, these operations were treated as discontinued operations for the year ended December 31, 2005. A single amount was shown on the face of the income statement comprising the post-tax result of discontinued operations and the post-tax loss recognized on the remeasurement to fair value less costs to sell of the discontinued operation. That is, the income and expenses of Innovene were reported separately from the continuing operations of the BP Group. The table below provides further detail of the amount shown on the income statement.

In the cash flow statement the cash provided by the operating activities of Innovene in 2005 has been separated from that of the rest of the Group and reported as a single line item.

The period to September 30, 2006 includes a loss before tax of $184 million related to post-closing adjustments and is unchanged since June 30, 2006.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

	2006	2005	2006	2005

	($ million)
Profit before tax from Innovene operations	—	99	—	924
Net profit on transactions between continuing and Innovene operations	—	(144)	—	(399)

Profit before interest and taxation	—	(45)	—	525
Other finance income (expense)	—	—	—	2
(Loss) gain recognized on the remeasurement to fair value	—	(724)	(184)	(724)

		(769)	(184)	(197)
Taxation
Related to profit before tax	—	(56)	166	(220)
Related to remeasurement to fair value	—	159	(7)	159

Profit (loss) from Innovene operations	—	(666)	(25)	(258)

Earnings (loss) per share from Innovene operations – cents
Basic	—	(3.12)	(0.13)	(1.21)
Diluted	—	(3.08)	(0.12)	(1.20)

The net cash flows of Innovene operations are presented below
Net cash provided by operating activities	—	205	—	147
Net cash used in investing activities	—	(97)	—	(361)

Net cash provided by (used in) financing activities	—	(108)	—	214

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4 – Sales and other operating revenues

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

	2006	2005	2006	2005

	($ million)
By business
Exploration and Production	12,932	11,321	40,345	32,441
Refining and Marketing	61,169	61,280	179,079	160,453
Gas, Power and Renewables	5,840	6,623	18,484	18,901
Other businesses and corporate	212	161	670	507

Sales by continuing operations	80,153	79,385	238,578	212,302
Less:sales between businesses	11,613	8,511	34,618	24,723
sales to Innovene operations	—	4,158	—	10,197

Third party sales of continuing operations	68,540	66,716	203,960	177,382
Innovene sales	—	5,824	—	17,118
Less:sales to continuing operations	—	2,667	—	6,806

Third party sales of Innovene operations	—	3,157	—	10,312

Total third party sales	68,540	69,873	203,960	187,694

By geographical area
UK	27,809	31,809	81,842	74,957
Rest of Europe	20,412	16,904	58,192	49,644
USA	27,447	29,184	76,567	75,598
Rest of World	17,337	11,963	54,779	38,935

Sales by continuing operations	93,005	89,860	271,380	239,134
Less:sales between areas	24,465	18,986	67,420	51,555
sales to Innovene operations	—	4,158	—	10,197

	68,540	66,716	203,960	177,382

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5 - Profit before interest and taxation is after charging:

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

	2006	2005	2006	2005

	($ million)
Exploration expense
UK	7	3	14	21
Rest of Europe	—	1	—	2
USA	188	120	309	308
Rest of World	156	53	314	145

	351	177	637	476

Production and similar taxes
UK	96	95	403	362
Overseas	1,106	739	2,586	1,818

	1,202	834	2,989	2,180

Note 6 – Finance costs
Interest payable	328	237	906	632
Capitalized	(159)	(93)	(393)	(245)

	169	144	513	387
Early redemption of finance leases	—	—	—	57

	169	144	513	444

Note 7 - Other finance (income) expense
Interest on pension and other postretirement benefit plan liabilities	489	502	1,444	1,525
Expected return on pension and other postretirement benefit plan assets	(610)	(528)	(1,791)	(1,617)

Interest net of expected return on plan assets	(121)	(26)	(347)	(92)
Unwinding of discount on provisions	63	49	178	144
Unwinding of discount on deferred consideration for acquisition of investment in TNK-BP	6	14	23	48

	(52)	37	(146)	100
Innovene operations	—	—	—	2

Continuing operations	(52)	37	(146)	102

Note 8 - Dividends paid
Dividends per ordinary share
Cents	9.825	8.925	28.575	25.925
Pence	5.324	5.119	15.863	14.091
Dividends per ADS (cents)	58.95	53.55	171.45	155.55

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9 - Business and geographical analysis

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total Group	Innovene	Consolidation adjustment and eliminations	Total continuing operations

	(Unaudited)
	($ million)
Three months ended September 30, 2006
Sales and other operating revenues
- segment revenues	12,932	61,169	5,840	212	(11,613)	68,540	—	—	68,540
Less: sales between businesses	(9,620)	(740)	(1,253)	—	11,613	—	—	—	—

Third party sales	3,312	60,429	4,587	212	—	68,540	—	—	68,540

Equity-accounted income	1,818	101	47	—	—	1,966	—	—	1,966

Profit (loss) before interest and tax	9,929	717	152	(213)	440	11,025	—	—	11,025

Capital expenditure and acquisitions	3,937	622	220	45	—	4,824	—	—	4,824

Three months ended September 30, 2005
Sales and other operating revenues
- segment revenues	11,321	61,280	6,623	5,985	(15,336)	69,873	(5,824)	2,667	66,716
Less: sales between businesses	(8,094)	(3,965)	(610)	(2,667)	15,336	—	2,667	(2,667)	—

Third party sales	3,227	57,315	6,013	3,318	—	69,873	(3,157)	—	66,716

Equity-accounted income	992	120	20	—	—	1,132	—	—	1,132

Profit (loss) before interest and tax	6,535	3,714	445	(1,126)	(285)	9,283	625	144	10,052

Capital expenditure and acquisitions	2,493	561	39	164	—	3,257	(103)	—	3,154

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9 - Business and geographical analysis (continued)

					Eliminations

By geographical area	UK	Rest of Europe	USA	Rest of World	Sales between areas	Sales to Innovene	Total

	(Unaudited)
	($ million)
Three months ended September 30, 2006
Sales and other operating revenues	27,809	20,412	27,447	17,337	(24,465)	—	68,540

Equity-accounted income
- continuing operations	3	8	42	1,913	—	—	1,966
- Innovene operations	—	—	—	—	—	—	—

	3	8	42	1,913	—	—	1,966

Profit (loss) before interest and tax
- continuing operations	989	695	4,491	4,850	—	—	11,025
- Innovene operations	—	—	—	—	—	—	—

	989	695	4,491	4,850	—	—	11,025

Capital expenditure and acquisitions	317	208	1,668	2,631	—	—	4,824

Three months ended September 30, 2005
Sales and other operating revenues	31,809	16,904	29,184	11,963	(18,986)	(4,158)	66,716

Equity-accounted income
- continuing operations	1	2	24	1,105	—	—	1,132
- Innovene operations	—	—	—	—	—	—	—

	1	2	24	1,105	—	—	1,132

Profit (loss) before interest and tax
- continuing operations	1,138	1,523	3,543	3,848	—	—	10,052
- Innovene operations	(346)	(175)	(220)	(28)	—	—	(769)

	792	1,348	3,323	3,820	—	—	9,283

Capital expenditure and acquisitions	381	193	1,263	1,420	—	—	3,257

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9 - Business and geographical analysis (continued)

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total Group	Innovene	Consolidation adjustment and eliminations	Total continuing operations

	(Unaudited)
	($ million)
Nine months ended September 30, 2006
Sales and other operating revenues
- segment revenues	40,345	179,079	18,484	670	(34,618)	203,960	—	—	203,960
Less: sales between businesses	(27,867)	(3,183)	(3,568)	—	34,618	—	—	—	—

Third party sales	12,478	175,896	14,916	670	—	203,960	—	—	203,960

Equity-accounted income	3,224	250	113	(1)	—	3,586	—	—	3,586

Profit (loss) before interest and tax	24,572	6,247	853	(804)	155	31,023	184	—	31,207

Capital expenditure and acquisitions	9,621	1,658	324	191	—	11,794	—	—	11,794

Nine months ended September 30, 2005
Sales and other operating revenues
- segment revenues	32,441	160,453	18,901	17,625	(41,726)	187,694	(17,118)	6,806	177,382
Less: sales between businesses	(23,429)	(9,636)	(1,855)	(6,806)	41,726	—	6,806	(6,806)	—

Third party sales	9,012	150,817	17,046	10,819	—	187,694	(10,312)	—	177,382

Equity-accounted income	2,340	198	37	3	—	2,578	(3)	—	2,575

Profit (loss) before interest and tax	18,928	7,999	1,046	(628)	(442)	26,903	(200)	399	27,102

Capital expenditure and acquisitions	7,275	1,452	111	521	—	9,359	(357)	—	9,002

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9 - Business and geographical analysis (concluded)

					Eliminations

By geographical area	UK	Rest of Europe	USA	Rest of World	Sales between areas	Sales to Innovene	Total

	(Unaudited)
	($ million)
Nine months ended September 30, 2006
Sales and other operating revenues	81,842	58,192	76,567	54,779	(67,420)	—	203,960

Equity-accounted income
- continuing operations	3	14	90	3,479	—	—	3,586
- Innovene operations	—	—	—	—	—	—	—

	3	14	90	3,479	—	—	3,586

Profit (loss) before interest and tax
- continuing operations	3,909	2,749	11,953	12,596	—	—	31,207
- Innovene operations	(145)	(61)	1	21	—	—	(184)

	3,764	2,688	11,954	12,617	—	—	31,023

Capital expenditure and acquisitions	952	529	4,529	5,784	—	—	11,794

Nine months ended September 30, 2005
Sales and other operating revenues	74,957	49,644	75,598	38,935	(51,555)	(10,197)	177,382

Equity-accounted income
- continuing operations	8	(2)	68	2,501	—	—	2,575
- Innovene operations	—	3	—	—	—	—	3

	8	1	68	2,501	—	—	2,578

Profit (loss) before interest and tax
- continuing operations	2,206	5,175	10,165	9,556	—	—	27,102
- Innovene operations	(199)	140	(124)	(16)	—	—	(199)

	2,007	5,315	10,041	9,540	—	—	26,903

Capital expenditure and acquisitions	1,084	524	3,760	3,991	—	—	9,359

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 - Analysis of changes in net debt

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

	2006	2005	2006	2005

	($ million)
Opening balance
Finance debt	19,286	19,302	19,162	23,091
Less: Cash and cash equivalents	4,852	1,360	2,960	1,359

Opening net debt	14,434	17,942	16,202	21,732

Closing balance
Finance debt	19,973	22,159	19,973	22,159
Less: Cash and cash equivalents	3,199	2,182	3,199	2,182

Closing net debt	16,774	19,977	16,774	19,977

Decrease (increase) in net debt	(2,340)	(2,035)	(572)	1,755

Movement in cash and cash equivalents (excluding exchange adjustments)	(1,672)	896	242	906
Net cash outflow (inflow) from financing (excluding share capital)	(5)	(3,060)	(360)	867
Adoption of IAS 39	—	—	—	(147)
Fair value hedge adjustment	(515)	8	(373)	123
Other movements	(34)	33	24	135

Movement in net debt before exchange effects	(2,226)	(2,123)	(467)	1,884
Exchange adjustments	(114)	88	(105)	(129)

Decrease (increase) in net debt	(2,340)	(2,035)	(572)	1,755

Note 11 – Movement in BP shareholders’ equity

(Unaudited)
($ million)
At December 31, 2005	79,661
Profit for the period	19,435
Distribution to shareholders	(5,759)
Currency translation differences (net of tax)	933
Repurchase of ordinary share capital	(11,999)
Issue of ordinary share capital for employee share schemes	549
Issue of ordinary share capital for TNK-BP	1,250
Purchase of shares by ESOP trusts	(202)
Share–based payments (net of tax)	246
Available–for–sale investments (net of tax)	(93)
Cash flow hedges (net of tax)	257

At September 30, 2006	84,278

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12 - Earnings per share

Basic earnings per ordinary share amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The average number of shares outstanding excludes treasury shares and the shares held by the Employee Share Ownership Plans.

For the diluted earnings per share calculation, the profit attributable to ordinary shareholders is adjusted for the unwinding of the discount on the deferred consideration for the acquisition of our interest in TNK-BP. The weighted average number of shares outstanding during the period is adjusted for the number of shares to be issued for the deferred consideration for the acquisition of our interest in TNK-BP and the number of shares that would be issued on conversion of outstanding share options into ordinary shares using the treasury stock method.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

	2006	2005	2006	2005

	($ million)
Profit for the period attributable to BP shareholders
Continuing operations	6,231	7,129	19,460	18,914
Discontinued operations	—	(666)	(25)	(258)

	6,231	6,463	19,435	18,656
Unwinding of discount on deferred consideration for acquisition of investment in TNK-BP (net of tax)	4	10	16	34

Diluted profit for the period attributable to BP shareholders	6,235	6,473	19,451	18,690

	(shares thousands)
Weighted average number of ordinary shares	19,818,106	21,007,316	20,167,945	21,238,117
Ordinary shares issuable under employee share schemes	115,229	110,175	104,685	84,311
Ordinary shares issuable as consideration for BP’s interest in the TNK-BP joint venture	52,605	176,398	58,117	198,338

	19,985,940	21,293,889	20,330,747	21,520,766

Earnings (loss) per share for the discontinued operations is derived from the net profit (loss) attributable to ordinary shareholders from discontinued operations of $25 million loss for the nine months ended September 30, 2006 and $666 million loss and $258 million loss for the three months and nine months ended September 30, 2005 respectively, divided by the weighted average number of ordinary shares for both basic and diluted amounts as shown above.

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 - Provisions

	Decommissioning	Environmental	Litigation and other	Total

	(Unaudited)
	($ million)
At January 1, 2006	6,450	2,311	2,795	11,556
Exchange adjustments	16	20	26	62
New provisions and adjustments to existing provisions	1,184	423	683	2,290
Write-back of unused provisions	—	(355)	(224)	(579)
Unwinding of discount	110	35	33	178
Utilization and deletions	(311)	(207)	(837)	(1,355)

At September 30, 2006	7,449	2,227	2,476	12,152

Of which
Expected to be incurred within 1 year	205	361	652	1,218
Expected to be incurred in more than 1 year	7,244	1,866	1,824	10,934

At January 1, 2005	5,572	2,457	1,570	9,599
Exchange adjustments	(34)	(31)	(79)	(144)
New provisions and adjustments to existing provisions	247	564	1,502	2,313
Write-back of unused provisions	—	(337)	(56)	(393)
Unwinding of discount	88	38	18	144
Utilization and deletions	(126)	(216)	(578)	(920)

At September 30, 2005	5,747	2,475	2,377	10,599

Of which
Expected to be incurred within 1 year	119	481	420	1,020
Expected to be incurred in more than 1 year	5,628	1,994	1,957	9,579

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 - Pension and other postretirement benefits

	Three months ended September 30, 2006 (Unaudited)

	UK	US	Other	Total

	($ million)
Current service cost	110	65	36	211
Past service cost	—	27	3	30
Settlement, curtailment and special termination benefits	29	—	11	40
Payments to defined contribution plans	—	32	3	35

Total operating charge	139	124	53	316
Innovene operations	—	—	—	—

Continuing operations	139	124	53	316

Expected return on plan assets	(435)	(141)	(34)	(610)
Interest on plan liabilities	257	152	80	489

Other finance (income) expense	(178)	11	46	(121)
Innovene operations	—	—	—	—

Continuing operations	(178)	11	46	(121)

	Three months ended September 30, 2005 (Unaudited)

	UK	US	Other	Total

	($ million)
Current service cost	92	67	41	200
Past service cost	(1)	(17)	—	(18)
Settlement, curtailment and special termination benefits	5	—	2	7
Payments to defined contribution plans	—	41	3	44

Total operating charge	96	91	46	233
Innovene operations	(9)	(7)	(5)	(21)

Continuing operations	87	84	41	212

Expected return on plan assets	(356)	(139)	(33)	(528)
Interest on plan liabilities	246	161	95	502

Other finance (income) expense	(110)	22	62	(26)
Innovene operations	—	—	—	—

Continuing operations	(110)	22	62	(26)

Back to Contents

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 - Pension and other postretirement benefits (concluded)

	Nine months ended September 30, 2006 (Unaudited)

	UK	US	Other	Total

	($ million)
Current service cost	321	194	102	617
Past service cost	—	27	13	40
Settlement, curtailment and special termination benefits	52	—	16	68
Payments to defined contribution plans	—	124	12	136

Total operating charge	373	345	143	861
Innovene operations	—	—	—	—

Continuing operations	373	345	143	861

Expected return on plan assets	(1,267)	(424)	(100)	(1,791)
Interest on plan liabilities	747	457	240	1,444

Other finance (income) expense	(520)	33	140	(347)
Innovene operations	—	—	—	—

Continuing operations	(520)	33	140	(347)

	Nine months ended September 30, 2005 (Unaudited)

	UK	US	Other	Total

	($ million)
Current service cost	288	199	106	593
Past service cost	4	(17)	4	(9)
Settlement, curtailment and special termination benefits	25	—	6	31
Payments to defined contribution plans	—	125	8	133

Total operating charge	317	307	124	748
Innovene operations	(28)	(20)	(16)	(64)

Continuing operations	289	287	108	684

Expected return on plan assets	(1,106)	(416)	(95)	(1,617)
Interest on plan liabilities	764	483	278	1,525

Other finance (income) expense	(342)	67	183	(92)
Innovene operations	7	2	(7)	2

Continuing operations	(335)	69	176	(90)

Back to Contents

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles

The consolidated financial statements of the BP Group are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use by the EU which differ in certain respects from US generally accepted accounting principles (US GAAP). The principal differences between US GAAP and IFRS for BP Group reporting relate to the following:

(i) Deferred taxation/business combinations

Under IFRS, deferred tax assets and liabilities are recognized for the difference between the assigned values and the tax bases of the assets and liabilities recognized in a purchase business combination. IFRS 3 ‘Business Combinations’ typically requires the offset to the recognition of such deferred tax assets and liabilities to be adjusted against goodwill. However, under the exemptions in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, previous business combinations were not restated in accordance with IFRS 3 and the offset was taken as an adjustment to shareholders’ equity at the transition date.

Under US GAAP, deferred tax assets or liabilities are also recognized for the difference between the assigned values and the tax bases of the assets and liabilities recognized in a purchase business combination. Statement of Financial Accounting Standard (‘SFAS’) No. 141 ‘Business Combinations’, requires that the offset be recognized against goodwill. As such, the treatment adopted under IFRS 1 as compared with SFAS 141 creates a difference related to business combinations accounted for under the purchase method that occurred prior to the Group’s IFRS transition date.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

Increase (decrease) in caption heading	2006	2005	2006	2005

	($ million)
Depreciation, depletion and amortization	75	69	303	152
Taxation	(12)	119	(113)	187
Profit for the period	(63)	(188)	(190)	(339)

	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)

	($ million)
Property, plant and equipment	3,156	3,459
Deferred tax liabilities	1,321	1,434
BP shareholders’ equity	1,835	2,025

(ii) Provisions

Under IFRS, provisions for decommissioning and environmental liabilities are measured on a discounted basis if the effect of the time value of money is material. In accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, the provisions for decommissioning and environmental liabilities are estimated using costs based on current prices and discounted using rates that take into consideration the time value of money and risks inherent in the liability. The periodic unwinding of the discount is included in other finance expense. Similarly, the effect of a change in the discount rate is included in other finance expense in connection with all provisions other than decommissioning liabilities.

Upon initial recognition of a decommissioning provision, a corresponding amount is also recognized as an asset and is subsequently depreciated as part of the capital cost of the facilities. Adjustments to the decommissioning liabilities, associated with changes to the future cash flow assumptions or changes in the discount rate, are reflected as increases or decreases to the corresponding item of property, plant and equipment and depreciated prospectively over the asset’s remaining economic useful life.

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (continued)

(ii) Provisions (concluded)

Under US GAAP, decommissioning liabilities are recognized in accordance with SFAS No. 143 ‘Accounting for Asset Retirement Obligations’. SFAS 143 is similar to IAS 37 and requires that when an asset retirement liability is recognized, a corresponding amount is capitalized and depreciated as an additional cost of the related asset. The liability is measured based on the risk-adjusted future cash outflows discounted using a credit-adjusted risk-free rate. The unwinding of the discount is included in operating profit for the period. Unlike IFRS, subsequent changes to the discount rate do not impact the carrying value of the asset or liability. Subsequent changes to the estimates of the timing or amount of future cash flows, resulting in an increase to the asset and liability, are re-measured using updated assumptions related to the credit-adjusted risk-free rate.

In addition, the use of different oil and natural gas reserve volumes between US GAAP and IFRS (see (iii) below) results in different field lives and hence differences in the manner in which the subsequent unwinding of the discount and the depreciation of the corresponding assets associated with decommissioning provisions are recognized.

Under US GAAP environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

Increase (decrease) in caption heading	2006	2005	2006	2005

	($ million)
Production and manufacturing expenses and depreciation, depletion and amortization	1	337	88	268
Other finance expense	(63)	(49)	(178)	(144)
Taxation	28	(103)	41	(36)
Profit for the period	34	(185)	49	(88)

	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)

	($ million)
Property, plant and equipment	(1,861)	(1,842)
Provisions	(1,790)	(1,666)
Deferred tax liabilities	(23)	(64)
BP shareholders’ equity	(48)	(112)

The following data summarizes the movements in the asset retirement obligations, as adjusted to accord with US GAAP, for the nine months ended September 30, 2006.

(Unaudited)
($ million)
At January 1, 2006	4,429
Exchange adjustments	14
New provisions/adjustment to provisions	1,021
Unwinding of discount	201
Utilized/deleted	(285)

At September 30, 2006	5,380

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (continued)

(iii) Oil and natural gas reserve differences

The US Securities and Exchange Commission (SEC) rules for estimating oil and natural gas reserves are different in certain respects from the UK Statement of Recommended Practice ‘Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities’ (SORP); in particular, the SEC requires the use of year-end prices, whereas under the SORP the Group uses long-term planning prices. Any consequent difference in reserve volumes results in different charges for depreciation, depletion and amortization between IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

Increase (decrease) in caption heading	2006	2005	2006	2005

	($ million)
Gain on sale of businesses and fixed assets	9	—	(167)	—
Depreciation, depletion and amortization	144	93	310	75
Taxation	(54)	(37)	(191)	(30)
Profit for the period	(81)	(56)	(286)	(45)

	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)

	($ million)
Property, plant and equipment	(409)	68
Deferred tax liabilities	(164)	27
BP shareholders’ equity	(245)	41

(iv) Goodwill and intangible assets

For the purposes of US GAAP, the Group accounts for goodwill according to SFAS No. 141 ‘Business Combinations’, and SFAS No. 142 ‘Goodwill and Other Intangible Assets’. For the purposes of IFRS, the Group accounts for goodwill under the provisions of IFRS 3 ‘Business Combinations’ and IAS 38 ‘Intangible Assets’. As a result of the transition rules available under IFRS 1, the Group did not restate its past business combinations in accordance with IFRS 3 and assumed its UK GAAP carrying amount for goodwill as its IFRS carrying amount upon transition to IFRS, at January 1, 2003.

Under US GAAP, goodwill and other indefinite lived intangible assets have not been amortized since December 31, 2001, rather such assets are subject to periodic impairment testing. The Group has goodwill, but does not have any other intangible assets with indefinite lives. Under IFRS, goodwill amortization ceased from January 1, 2003.

The movement in the goodwill difference during 2006 is the result of movements in foreign exchange rates and a difference in the amount of goodwill allocated to the Gulf of Mexico Shelf assets sold.

During the fourth quarter of 2005 the Group completed a goodwill impairment review using the two-step process prescribed in US GAAP. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. When the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review.

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (continued)

(iv) Goodwill and intangible assets (concluded)

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

Increase (decrease) in caption heading	2006	2005	2006	2005

	($ million)
Gain on sale of businesses and fixed assets	—	—	18	—
Profit for the period	—	—	18	—

	At September 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)

	($ million)
Goodwill	229	171
BP shareholders’ equity	229	171

In accordance with Group accounting practice, exploration licence acquisition costs are capitalized initially as an intangible asset and are amortized over the estimated period of exploration. Where proved reserves of oil or natural gas are determined and development is sanctioned, the unamortized cost is transferred to property, plant and equipment. Where exploration is unsuccessful, the unamortized cost is charged against income. At September 30, 2006 and December 31, 2005, exploration licence acquisition costs included in the Group’s property, plant and equipment and intangible assets, net of accumulated amortization, were as follows.

	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)

	($ million)
Exploration licence acquisition cost included in noncurrent assets (net of accumulated amortization)
Property, plant and equipment	1,132	1,201
Intangible assets	586	597

Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the nine months ended September 30, 2006 are shown below.

	Exploration expenditure	Goodwill	Additional minimum pension liability (see (viii)) (Unaudited)	Other intangibles	Total

	($ million)
Net book amount
At January 1, 2006	4,008	10,673	27	764	15,472
Amortization expense	(418)	—	—	(153)	(571)
Other movements	639	311	—	264	1,214

At September 30, 2006	4,229	10,984	27	875	16,115

Amortization expense relating to other intangibles is expected to be in the range $150-$200 million in each of the succeeding five years.

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (continued)

(v)  Derivative financial instruments

Under IFRS, the Group accounts for its derivative financial instruments under IAS 39 ‘Financial Instruments: Recognition and Measurement’. IAS 39 requires that derivative financial instruments be measured at fair value and changes in fair value are either recognized through current earnings or equity (other comprehensive income) depending on the nature of the instrument. Changes in fair value of derivatives held for trading purposes or those not designated or effective as hedges are recognized in earnings.

Changes in fair value of derivatives designated and effective as cash flow hedges are recognized directly in equity (other comprehensive income). Amounts recorded in equity are transferred to the income statement when the hedged transaction affects earnings. Where the hedged item is the cost of a nonfinancial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the nonfinancial asset or liability.

Changes in the fair value of derivatives designated and effective as fair value hedges are recognized in earnings. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged with the corresponding gains and losses recognized in earnings.

On adoption of IAS 39 as of January 1, 2005, all cash flow and fair value hedges that previously qualified for hedge accounting under UK GAAP were recorded on the balance sheet at fair value with the offset recorded through equity.

Under US GAAP all derivative financial instruments are accounted for under SFAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’ and recorded on the balance sheet at their fair value. Similar to IAS 39, SFAS 133 requires that changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the instrument is designated as part of a hedge transaction. A difference arises between IFRS and US GAAP for cash flow hedges where the hedged item is the cost of a nonfinancial asset or liability. SFAS 133 does not allow the amounts taken to equity to be transferred to the initial carrying amount of the nonfinancial asset or liability. The amounts remain in equity (other comprehensive income) and are recognized in earnings as the nonfinancial asset is depreciated.

Prior to January 1, 2005, the Group did not designate any of its derivative financial instruments as part of hedged transactions under SFAS 133. As a result, all changes in fair value were recognized through earnings. A difference therefore exists between the treatment applied under SFAS 133 and that upon initial adoption of IAS 39 associated with those specific derivative instruments. This difference will remain until the individual derivative transactions mature.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

Increase (decrease) in caption heading	2006	2005	2006	2005

	($ million)
Production and manufacturing expenses	—	—	—	(21)
Finance costs	22	(4)	(107)	(14)
Taxation	—	—	—	(72)
Profit for the period	(22)	4	107	107

	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)
	($ million)
Goodwill	131	131
Finance debt	(123)	(140)
Deferred tax liabilities	46	46
BP shareholders’ equity	208	225

Back to Contents

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (continued)

(vi)  Inventory valuation

Under IFRS, inventory held for trading purposes is re-measured to fair value with the changes in fair value recognized in the income statement for the period. Under US GAAP, all balances recorded in inventory are measured at the lower of cost and net realizable value.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

Increase (decrease) in caption heading	2006	2005	2006	2005

	($ million)
Purchases	(59)	329	(257)	722
Taxation	21	(115)	90	(253)
Profit for the period	38	(214)	167	(469)

	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)

	($ million)
Inventories	—	(257)
Deferred tax liabilities	—	(90)
BP shareholders’ equity	—	(167)

(vii)  Gain arising on asset exchange

Under IFRS, exchanges of nonmonetary assets are generally accounted for at fair value at the date of the transaction, with any gain or loss recognized in income. Under US GAAP prior to January 1, 2005, exchanges of nonmonetary assets were accounted for at book value. From January 1, 2005 exchanges of nonmonetary assets are generally accounted for at fair value under both IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

Increase (decrease) in caption heading	2006	2005	2006	2005

	($ million)
Depreciation, depletion amortization	3	5	12	14
Taxation	(1)	(2)	(4)	(5)
Profit for the period	(2)	(3)	(8)	(9)

	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)

	($ million)
Property, plant and equipment	355	367
Deferred tax liabilities	124	128
BP shareholders’ equity	231	239

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (continued)

(viii)  Pensions and other postretirement benefits

Under IFRS, the Group accounts for its pension and other postretirement benefit plans according to IAS 19 ‘Employee Benefits’. Surpluses and deficits of funded schemes for pensions and other postretirement benefits are included in the Group balance sheet at their fair values and all movements in these balances are reflected in the income statement, except for those relating to actuarial gains and losses which are reflected in the statement of recognized income and expense. This treatment differs from the Group’s current US GAAP treatment under SFAS No. 87 ‘Employers’ Accounting for Pensions’ and SFAS No. 106 ‘Employers’ Accounting for Postretirement Benefits Other Than Pensions,’ under which actuarial gains and losses are not recognized in the income statement as they occur but are recognized within income only when they exceed certain thresholds. This difference in recognition rules for actuarial gains and losses gives rise to differences in periodic pension and other postretirement benefit costs as measured under IAS 19 compared to SFAS 87 and SFAS 106.

In addition, when a pension plan has an accumulated benefit obligation which exceeds the fair value of the plan assets, SFAS 87 requires the unfunded amount to be recognized as a minimum liability in the balance sheet. The offset to this liability is recorded as an intangible asset up to the amount of any unrecognized prior service cost or transitional liability, and thereafter directly in other comprehensive income. IAS 19 does not have a similar concept. As a result, this creates a difference in shareholders’ equity as measured under IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

Increase (decrease) in caption heading	2006	2005	2006	2005

	($ million)
Production and manufacturing expenses	130	162	495	444
Other finance expense	121	26	347	92
Taxation	(78)	(60)	(263)	(167)
Profit for the period	(173)	(128)	(579)	(369)

	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)

	($ million)
Intangible assets	27	27
Other receivables	6,771	6,667
Defined benefit pension plan surplus	(4,069)	(3,282)
Provisions	8,259	7,884
Defined benefit pension plan and other postretirement benefit plan deficits	(9,562)	(9,230)
Deferred tax liabilities	1,368	1,612
BP shareholders’ equity	2,664	3,146

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (continued)

(ix) Impairments

Under IFRS, in determining the amount of any impairment loss, the carrying value of property, plant and equipment and goodwill is compared with the discounted value of the future cash flows. Under US GAAP, SFAS No. 144 ‘Accounting for the Impairment or Disposal of Long-lived Assets’ requires that the carrying value is compared with the undiscounted future cash flows to determine if an impairment is present, and only if the carrying value is less than the undiscounted cash flows is an impairment loss recognized. The impairment is measured using the discounted value of the future cash flows. Due to this difference, certain of the impairment charges recognized under IFRS, adjusted for the impacts of depreciation, have not been recognized for US GAAP.

The decrease to gain on sale of businesses and fixed assets for the nine months ended September 30, 2006 represents the impact of a 2005 impairment charge recognized under IFRS but not for US GAAP on certain Gulf of Mexico Shelf assets that were subsequently sold in 2006.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

Increase (decrease) in caption heading	2006	2005	2006	2005

	($ million)
Gain on sale of businesses and fixed assets	—	—	(208)	—
Depreciation, depletion and amortization	3	10	5	24
Impairment and losses on sale of businesses and fixed assets	—	726	—	703
Taxation	(1)	(213)	(79)	(210)
Profit for the period	(2)	(523)	(134)	(517)

	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)

	($ million)
Property, plant and equipment	301	504
Deferred tax liabilities	101	177
BP shareholders’ equity	200	327

(x) Major maintenance expenditure

For the purposes of US GAAP reporting, prior to January 1, 2005, the Group capitalized expenditures on maintenance, refits or repairs where it enhanced or restored the performance of an asset, or replaced an asset or part of an asset that was separately depreciated. This included other elements of expenditure incurred during major plant maintenance shutdowns, such as overhaul costs.

As of January 1, 2005, the Group changed its US GAAP accounting policy to expense the part of major maintenance that represents overhaul costs and similar major maintenance expenditure as incurred. The effect of this accounting change for US GAAP reporting is reflected as a cumulative effect of an accounting change for the nine months ended September 30, 2005 of $794 million (net of tax benefits of $354 million). This adjustment is equal to the net book value of capitalized overhaul costs as of January 1, 2005 as reported under US GAAP. This new accounting policy reflects the policy applied under IFRS for all periods presented. As a result, a GAAP difference exists in periods prior to January 1, 2005 which reflects the capitalization of cumulative overhaul costs net of the related depreciation charge as calculated under US GAAP.

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (continued)

(x) Major maintenance expenditure (concluded)

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

Increase (decrease) in caption heading	2006	2005	2006	2005

	($ million)
Profit for the period before cumulative effect of accounting change	—	—	—	—
Cumulative effect of accounting change	—	—	—	(794)
Profit for the period	—	—	—	(794)

	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)

($ million)
Property, plant and equipment	—	—
Deferred tax liabilities	—	—
BP shareholders’ equity	—	—

(xi) Equity-accounted investments

Under IFRS the Group’s accounting policies are applied in arriving at the amounts to be included in the financial statements in relation to equity-accounted investments. The major difference between IFRS and US GAAP in this respect relates to deferred tax (see (i)).

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

Increase (decrease) in caption heading	2006	2005	2006	2005

	($ million)
Earnings from jointly controlled entities	(20)	(45)	(79)	(209)
Profit for the period	(20)	(45)	(79)	(209)

	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)

	($ million)
Investments in jointly controlled entities	(122)	(43)
BP shareholders’ equity	(122)	(43)

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 – US generally accepted accounting principles (continued)

(xii) Consolidation of variable interest entities

In December 2003, the FASB issued FASB Interpretation No. 46 (Revised) ‘Consolidation of Variable Interest Entities’ (Interpretation 46). Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns.

The Group currently has several ships under construction or in service which are accounted for under IFRS as operating leases. Under Interpretation 46 certain of the arrangements represent variable interest entities that would be consolidated by the Group. The maximum exposure to loss as a result of the Group’s involvement with these entities is limited to the debt of the entity, less the fair value of the ships at the end of the lease term.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

Increase (decrease) in caption heading	2006	2005	2006	2005

	($ million)
Production and manufacturing expenses	(1)	(2)	(13)	(16)
Depreciation, depletion and amortization	5	1	19	11
Finance costs	—	1	4	5
Taxation	(4)	—	(4)	—
Profit for the period	—	—	(6)	—

	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)

	($ million)
Property, plant and equipment	948	807
Trade and other payables	(45)	(31)
Finance debt	1,003	838
Deferred tax liabilities	(4)	—
BP shareholders’ equity	(6)	—

(xiii) Share-based payments

The Group adopted SFAS No. 123 (revised 2004), ‘Share-Based Payment’ (SFAS 123R) as of January 1, 2005 using the modified prospective transition method. Under SFAS 123R, share-based payments to employees are required to be measured based on their grant date fair value (with limited exceptions) and recognized over the related service period. For periods prior to January 1, 2005, the Group accounted for share-based payments under Accounting Principles Board Opinion No. 25 using the intrinsic value method.

Effective January 1, 2005, as part of the adoption of IFRS, the Group adopted IFRS No. 2 ‘Share-based Payment’ (IFRS 2). IFRS 2 requires the recognition of expense when goods or services are received from employees or others in consideration for equity instruments. In adopting IFRS 2, the Group elected to restate prior years to recognize expense associated with share-based payments that were not fully vested as of January 1, 2003 and the liability of cash-settled share-based payments as of January 1, 2003.

As a result of the transition requirements for SFAS 123R and IFRS 2, certain differences between US GAAP and IFRS have resulted. For periods prior to January 1, 2005, the Group has recognized share-based payments under IFRS using a fair value method which is substantially different from the intrinsic value method used under US GAAP. From January 1, 2005, the Group has used the fair value method to measure compensation expense under both IFRS and US GAAP. A difference in compensation expense exists however because the Group uses a different valuation model under US GAAP for issued options outstanding and unvested as of December 31, 2004 as required under the transition rules of SFAS 123R.

In addition, deferred taxes on share-based compensation are recognized differently under US GAAP than under IFRS. Under US GAAP, deferred taxes are recorded on compensation expense recognized during the period in accordance with SFAS 109. Under IFRS, deferred taxes are only recorded on the difference between the tax base of the underlying shares and the carrying value of the employee services as determined at each balance sheet date in accordance with IAS 12.

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (continued)

(xiii) Share-based payments (concluded)

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

Increase (decrease) in caption heading	2006	2005	2006	2005

	($ million)
Production and manufacturing expenses	2	1	5	4
Distribution and administrative expenses	2	1	9	8
Taxation	(24)	(2)	(80)	(12)
Profit for the period	20	—	66	—

	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)

	($ million)
Deferred tax liabilities	212	334
BP shareholders’ equity	(212)	(334)

(xiv) Discontinued operations

Under IFRS, a component of an entity held for sale as part of a single plan to dispose of a separate major line of business is classified as a discontinued operation in the income statement.

Under US GAAP (EITF Issue No. 03-13 ‘Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations’), a disposed component of an enterprise is classified as a discontinued operation only where the ongoing entity has no significant continuing direct cash flows and does not retain an interest, contract or other arrangement sufficient to enable the entity to exert significant influence over the disposed component’s operating and financial policies after disposal.

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (continued)

(xiv) Discontinued operations (continued)

In connection with the sale of Innovene the Group has a number of commercial arrangements with Innovene for the supply of refining and petrochemical feedstocks, and the purchase and sale of refined products.

Because of continuing direct cash flows that will result from activities with Innovene subsequent to divestment, under US GAAP, the operations of Innovene would not be classified as a discontinued operation and would be included in the Group’s continuing operations. Under IFRS, the operations of Innovene are classified as discontinued operations.

The following summarizes the reclassifications that would be made if the operations of Innovene were shown in continuing operations under IFRS.

	Three months ended September 30, 2006 (Unaudited)

	As Reported	Reclassification	Total

	($ million)
Consolidated statement of income
Sales and other operating revenues	73,002	—	73,002

Profit before interest and taxation from continuing operations	11,025	—	11,025
Finance costs	169	—	169
Other finance expense	(52)	—	(52)

Profit before taxation from continuing operations	10,908	—	10,908
Taxation	4,614	—	4,614

Profit from continuing operations	6,294	—	6,294
Profit from Innovene operations	—	—	—

Profit for the period	6,294	—	6,294

	Three months ended September 30, 2005 (Unaudited)

	As Reported	Reclassification	Total

	($ million)
Consolidated statement of income
Sales and other operating revenues	67,991	3,174	71,165

Profit before interest and taxation from continuing operations	10,052	(769)	9,283
Finance costs	144	—	144
Other finance expense	37	—	37

Profit before taxation from continuing operations	9,871	(769)	9,102
Taxation	2,674	(103)	2,571

Profit from continuing operations	7,197	(666)	6,531
Loss from Innovene operations	(666)	666	—

Profit for the period	6,531	—	6,531

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (continued)

(xiv) Discontinued operations (concluded)

	Nine months ended September 30, 2006 (Unaudited)

	As Reported	Reclassification	Total

	($ million)
Consolidated statement of income
Sales and other operating revenues	211,484	—	211,484

Profit before interest and taxation from continuing operations	31,207	(184)	31,023
Finance costs	513	—	513
Other finance expense	(146)	—	(146)

Profit before taxation from continuing operations	30,840	(184)	30,656
Taxation	11,169	(159)	11,010

Profit from continuing operations	19,671	(25)	19,646
Loss from Innovene operations	(25)	25	—

Profit for the period	19,646	—	19,646

	Nine months ended September 30, 2005 (Unaudited)

	As Reported	Reclassification	Total

	($ million)
Consolidated statement of income
Sales and other operating revenues	181,669	10,413	192,082

Profit before interest and taxation from continuing operations	27,102	(199)	26,903
Finance costs	444	—	444
Other finance expense	102	(2)	100

Profit before taxation from continuing operations	26,556	(197)	26,359
Taxation	7,444	61	7,505

Profit from continuing operations	19,112	(258)	18,854
Loss from Innovene operations	(258)	258	—

Profit for the period	18,854	—	18,854

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (continued)

(xv) Assets classified as held for sale

Recognition and measurement of assets classified as held for sale (and liabilities directly associated with assets classified as held for sale) under IFRS is substantially equivalent to US GAAP. However, the amounts presented for IFRS reporting differ from those under US GAAP due to differences in the underlying carrying values of the assets and liabilities being disposed.

The adjustments to BP shareholders’ equity to accord with US GAAP are summarized below:

Increase (decrease) in caption heading	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)

	($ million)
Goodwill	(10)	—
Assets classified as held for sale	10	—
BP shareholders’ equity	—	—

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 – US generally accepted accounting principles (continued)

The following is a summary of the adjustments to profit for the period attributable to BP shareholders and to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

Profit for the period	Three months ended September 30, (Unaudited)		Nine months ended September 30, (Unaudited)

	2006	2005	2006	2005

	($ million)
Profit as reported in the consolidated statement of income	6,231	6,463	19,435	18,656
Adjustments:
Deferred taxation/business combinations (i)	(63)	(188)	(190)	(339)
Provisions (ii)	34	(185)	49	(88)
Oil and natural gas reserve differences (iii)	(81)	(56)	(286)	(45)
Goodwill and intangible assets (iv)	—	—	18	—
Derivative financial instruments (v)	(22)	4	107	107
Inventory valuation (vi)	38	(214)	167	(469)
Gain arising on asset exchange (vii)	(2)	(3)	(8)	(9)
Pensions and other postretirement benefits (viii)	(173)	(128)	(579)	(369)
Impairments (ix)	(2)	(523)	(134)	(517)
Equity-accounted investments (xi)	(20)	(45)	(79)	(209)
Consolidation of variable interest entities (xii)	—	—	(6)	—
Share-based payments (xiii)	20	—	66	—
Other	2	2	4	45

Profit for the period before cumulative effect of accounting change as adjusted to accord with US GAAP	5,962	5,127	18,564	16,763
Cumulative effect of accounting change Major maintenance expenditure (x)	—	—	—	(794)

Profit for the period as adjusted to accord with US GAAP	5,962	5,127	18,564	15,969
Dividend requirements on preference shares	—	—	1	1

Profit for the period applicable to ordinary shares as adjusted to accord with US GAAP	5,962	5,127	18,563	15,968

Per ordinary share – cents
Basic – before cumulative effect of accounting change	30.11	24.44	92.04	78.92
Cumulative effect of accounting change	—	(0.02)	—	(3.74)

	30.11	24.42	92.04	75.18

Diluted – before cumulative effect of accounting change	30.06	24.32	91.38	78.05
Cumulative effect of accounting change	—	(0.03)	—	(3.69)

	30.06	24.29	91.38	74.36

Per American Depositary Share – cents (a)
Basic – before cumulative effect of accounting change	180.66	146.64	552.24	473.52
Cumulative effect of accounting change	—	(0.12)	—	(22.44)

	180.66	146.52	552.24	451.08

Diluted – before cumulative effect of accounting change	180.36	145.92	548.28	468.30
Cumulative effect of accounting change	—	(0.18)	—	(22.14)

	180.36	145.74	548.28	446.16

(a)	One American Depositary Share is equivalent to six ordinary shares.

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (continued)

BP shareholders’ equity	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)

	($ million)
BP shareholders’ equity as reported in the consolidated balance sheet	84,278	79,661
Adjustments:
Deferred taxation/business combinations (i)	1,835	2,025
Provisions (ii)	(48)	(112)
Oil and natural gas reserve differences (iii)	(245)	41
Goodwill and intangible assets (iv)	229	171
Derivative financial instruments (v)	208	225
Inventory valuation (vi)	—	(167)
Gain arising on asset exchange (vii)	231	239
Pensions and other postretirement benefits (viii)	2,664	3,146
Impairments (ix)	200	327
Equity-accounted investments (xi)	(122)	(43)
Consolidation of variable interest entities (xii)	(6)	—
Share-based payments (xiii)	(212)	(334)
Other	(28)	(32)

BP shareholders’ equity as adjusted to accord with US GAAP	88,984	85,147

Comprehensive income

The components of comprehensive income, net of related tax are as follows:

	Three months ended September 30, (Unaudited)		Nine months ended September 30, (Unaudited)

	2006	2005	2006	2005

	($ million)
Profit for the period as adjusted to accord with US GAAP	5,962	5,127	18,564	15,969
Currency translation differences, net of tax benefit (expense) of $(78), $(31), $(67), and $30	490	185	1,092	(2,152)
Investments
Unrealized gains, net of tax benefit (expense) of $(31), $12, $(89), and $(1)	113	76	208	127
Unrealized losses net of tax benefit (expense) of $nil, $nil, $nil, and $nil	—	—	—	(42)
Less: reclassification adjustment for gains included in net income, net of tax benefit (expense) of $nil, $nil, $125, and $nil	(1)	(17)	(301)	(60)
Unrealized gains (losses) on cash flow hedges, net of tax benefit (expense) of $14, $2, $(70), and $2	(6)	(2)	133	(148)

Comprehensive income	6,558	5,369	19,696	13,694

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (continued)

Comprehensive income (concluded)

	At September 30, 2006 (Unaudited)	At December 31, 2005 (Unaudited)

	($ million)
Currency translation differences	2,588	1,496
Net unrealized gains on investments	292	385
Unrealized losses on cash flow hedges	2	(131)
Minimum pension liability adjustment	(866)	(866)

Accumulated other comprehensive income	2,016	884

Consolidated statement of cash flows

The Group’s financial statements include a consolidated cash flow statement in accordance with IAS 7 ‘Cash Flow Statements’. The statement prepared under IAS 7 presents substantially the same information as that required under SFAS No. 95 ‘Statement of Cash Flows’; however, as permitted under IAS 7, the Group includes payments in respect of capitalized interest in operating activities. Under SFAS 95, these payments are treated as cash outflows for investing activities.

The adjustments to the Group’s cash flow statement for the period to accord with US GAAP are summarized below:

	Three months ended September 30, (Unaudited)		Nine months ended September 30, (Unaudited)

Increase (decrease) in caption heading	2006	2005	2006	2005

	($ million)
Net cash provided by operating activities	159	93	393	245
Net cash provided by (used in) investing activities	(159)	(93)	(393)	(245)
Increase (decrease) in cash and cash equivalents	—	—	—	—

Impact of new US accounting standards

Revenue: In September 2005, the FASB ratified the consensus reached by the EITF regarding Issue No. 04-13 ‘Accounting for Purchases and Sales of Inventory with the Same Counterparty’ (EITF 04-13). EITF 04-13 addresses accounting issues that arise when a company both sells inventory to and buys inventory from another entity in the same line of business. The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw material, work-in-process or finished goods. At issue is whether the revenue, inventory cost and cost of sales should be recorded at fair value or whether the transactions should be classified as nonmonetary transactions. EITF 04-13 requires purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another be combined and recorded as exchanges measured at the book value of the item sold. EITF 04-13 is effective for new arrangements entered into and modifications or renewals of existing arrangements in accounting periods beginning after March 15, 2006. The adoption of EITF 04-13 did not have a significant effect on the Group’s profit as adjusted to accord with US GAAP, or on BP shareholders’ equity as adjusted to accord with US GAAP.

Accounting changes and error corrections: In May 2005, the FASB issued SFAS No. 154 ‘Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3’ (SFAS 154). SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable. Previously, most voluntary changes in accounting principle were recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 also requires that a change in the method of depreciation, amortization or depletion for long-lived nonfinancial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Previously, such changes were reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in accounting periods beginning after December 15, 2005. The adoption of SFAS 154 did not have a significant effect on the Group’s profit as adjusted to accord with US GAAP, or on BP shareholders’ equity as adjusted to accord with US GAAP.

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (continued)

Impact of new US accounting standards (continued)

Financial instruments: In February 2006, the FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140’ (SFAS 155). SFAS 155 simplifies the accounting for certain hybrid financial instruments under SFAS 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require separation of the derivative from the financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. The Group has not yet completed its evaluation of the impact of adopting SFAS 155 on the Group’s profit as adjusted to accord with US GAAP, or on BP shareholders’ equity as adjusted to accord with US GAAP.

Share-based payments: In February 2006, the FASB issued Staff Position No. FAS 123(R)-4 ‘Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event’ (FSP 123(R)-4). FSP 123(R)-4 clarifies the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. Under FSP 123(R)-4, an option or similar instrument with a contingent cash settlement provision is classified as an equity award provided that the contingent event that permits or requires cash settlement is not considered probable of occurring, the contingent event is not within the control of the employee and the award includes no other features that would require liability classification. For entities that adopted SFAS 123(R) prior to the issuance of FSP 123(R)-4, FSP 123(R)-4 is effective for accounting periods beginning after February 3, 2006. The adoption of FSP 123(R)-4 did not have a significant effect on the Group’s profit as adjusted to accord with US GAAP, or on BP shareholders’ equity as adjusted to accord with US GAAP.

Consolidation of variable interest entities: In April 2006, the FASB issued Staff Position No. FIN 46(R)-6, ‘Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)’ (FSP 46(R)-6). FSP 46(R)-6 clarifies how variability should be considered in applying FIN 46(R). Variability is used in applying FIN 46(R) to determine whether an entity is a variable interest entity, which interests are variable interests in the entity, and who is the primary beneficiary of the variable interest entity. Under FSP 46(R)-6, the variability to be considered in applying FIN 46(6)-6 is based on the design of the entity, the nature and risks of the entity and the purpose for which entity was created. FSP 46(R)-6 is effective for accounting periods beginning after June 15, 2006. The adoption of FSP 46(R)-6 did not have a significant effect on the Group’s profit as adjusted to accord with US GAAP, or on BP shareholders’ equity as adjusted to accord with US GAAP.

Taxes collected from customers: In June 2006, the FASB ratified the consensus reached by the EITF regarding Issue No. 06-3 ‘How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)’ (EITF 06-3). Under EITF 06-3, taxes collected from customers and remitted to governmental authorities can be presented either gross within revenue and cost of sales, or net. Where such taxes are significant, EITF 06-3 requires disclosure of the accounting policy for presenting taxes and the amount of any such taxes that are recognized on a gross basis. EITF 06-3 is effective for accounting periods beginning after December 15, 2006. The Group’s accounting policy with regards to taxes collected from customers and remitted to governmental authorities is to present such taxes net in the income statement.

Income taxes: In June 2006, the FASB issued FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109’ (Interpretation 48). Interpretation 48 clarifies the accounting for uncertainty with regards to income taxes recognized in an entity’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. Interpretation 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for accounting periods beginning after December 15, 2006. The Group has not yet completed its evaluation of the impact of adopting Interpretation 48 on the Group’s profit as adjusted to accord with US GAAP, or on BP’s shareholders’ equity as adjusted to accord with US GAAP.

Fair value measurements: In September 2006, the FASB issued SFAS No. 157 ‘Fair Value Measurements’ (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for accounting periods beginning after November 15, 2007. The Group has not yet completed its evaluation of the impact of adopting SFAS 157 on the Group’s profit as adjusted to accord with US GAAP, or on BP shareholders’ equity as adjusted to accord with US GAAP.

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - US generally accepted accounting principles (concluded)

Impact of new US accounting standards (concluded)

Pensions and other postretirement benefits: In September 2006, the FASB issued SFAS No. 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)’ (SFAS 158). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in the statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Because the funded status of benefit plans is fully recognized in the statement of financial position, a minimum liability will no longer be recognized. Retrospective application of SFAS 158 is not permitted. The Group will adopt SFAS 158 with effect from December 31, 2006. Upon adoption of SFAS 158, the recognition of the overfunded or underfunded status of the Group’s defined benefit postretirement plans will generally accord with the Group’s IFRS accounting. Differences in recognition rules for actuarial gains and losses will continue to give rise to differences in periodic pension and other postretirement benefit costs as measured under IFRS and US GAAP. At December 31, 2006, it is estimated that the Group’s shareholders’ equity, as adjusted to accord with US GAAP, will decrease by approximately $3 billion. The actual effects of adopting SFAS 158 will be based on the funded status of the Group’s plans at December 31, 2006.

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16 - TNK-BP operational and financial information

	Three months ended September 30, (Unaudited)		Nine months ended September 30, (Unaudited)

	2006	2005	2006	2005

Production (Net of Royalties) (BP share)
Crude oil (mb/d)	867	930	890	903
Natural gas (mmcf/d)	472	449	525	468
Total hydrocarbons (mboe/d) (a)	948	1,007	980	983

Income statement (BP share)	($million)
Profit before interest and tax (b)	2,321	1,253	4,257	2,788
Interest expense*	(52)	(37)	(140)	(98)
Taxation	(651)	(347)	(1,349)	(741)
Minority interest	(100)	(46)	(187)	(74)

Net income	1,518	823	2,581	1,875

* Excludes unwinding of discount on deferred consideration	6	14	23	48

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(b)	Third quarter 2006 includes a net gain of $892 million on the disposal of the Udmurtneft assets.

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17 - Equity-accounted entities

The Group’s profit for the period includes the following in respect of equity-accounted entities.

	Profit (loss) before interest and tax	Interest	Tax	Minority interest	Profit (loss) for the period

	(Unaudited)
	($ million)
Three months ended September 30, 2006
Exploration and Production	2,728	(87)	(723)	(100)	1,818
Refining and Marketing	146	(20)	(25)	—	101
Gas, Power and Renewables	56	(5)	(4)	—	47
Other businesses and corporate	—	—	—	—	—

Continuing operations	2,930	(112)	(752)	(100)	1,966
Innovene operations	—	—	—	—	—

	2,930	(112)	(752)	(100)	1,966

Three months ended September 30, 2005
Exploration and Production	1,522	(63)	(421)	(46)	992
Refining and Marketing	166	(23)	(23)	—	120
Gas, Power and Renewables	25	(1)	(4)	—	20
Other businesses and corporate	—	—	—	—	—

Continuing operations	1,713	(87)	(448)	(46)	1,132
Innovene operations	—	—	—	—	—

	1,713	(87)	(448)	(46)	1,132

Nine months ended September 30, 2006
Exploration and Production	5,246	(237)	(1,598)	(187)	3,224
Refining and Marketing	356	(58)	(48)	—	250
Gas, Power and Renewables	140	(15)	(12)	—	113
Other businesses and corporate	(1)	—	—	—	(1)

Continuing operations	5,741	(310)	(1,658)	(187)	3,586
Innovene operations	—	—	—	—	—

	5,741	(310)	(1,658)	(187)	3,586

Nine months ended September 30, 2005
Exploration and Production	3,522	(171)	(937)	(74)	2,340
Refining and Marketing	289	(37)	(54)	—	198
Gas, Power and Renewables	50	(6)	(7)	—	37
Other businesses and corporate	—	—	—	—	—

Continuing operations	3,861	(214)	(998)	(74)	2,575
Innovene operations	3	—	—	—	3

	3,864	(214)	(998)	(74)	2,578

Note 18 - Condensed consolidating information

BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the Group’s share of operating profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries.

BP p.l.c. also fully and unconditionally guarantees securities issued by BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

Back to Contents

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 - Condensed consolidating information (continued)

	Issuer	Guarantor

Income statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	(Unaudited)
	($ million)
Three months ended September 30, 2006
Sales and other operating revenues	1,224	—	68,540	(1,224)	68,540
Earnings from jointly controlled entities - after interest and tax	—	—	1,878	—	1,878
Earnings from associates - after interest and tax	—	—	88	—	88
Equity-accounted income of subsidiaries - after interest and tax	9	6,386	—	(6,395)	—
Interest and other revenues	163	153	382	(478)	220

Total revenues	1,396	6,539	70,888	(8,097)	70,726
Gains on sale of businesses and fixed assets	(2)	—	2,278	—	2,276

Total revenues and other income	1,394	6,539	73,166	(8,097)	73,002
Purchases	121	—	49,534	(1,224)	48,431
Production and manufacturing expenses	214	—	6,061	—	6,275
Production and similar taxes	355	—	847	—	1,202
Depreciation, depletion and amortization	99	—	2,095	—	2,194
Impairment and losses on sale of businesses and fixed assets	—	—	387	—	387
Exploration expense	—	—	351	—	351
Distribution and administration expenses	1	(39)	3,679	(11)	3,630
Fair value (gain) loss on embedded derivatives	—	—	(493)	—	(493)

Profit before interest and taxation	604	6,578	10,705	(6,862)	11,025
Finance costs	(1)	325	312	(467)	169
Other finance expense (income)	5	(172)	115	—	(52)

Profit before taxation	600	6,425	10,278	(6,395)	10,908
Taxation	412	194	4,008	—	4,614

Profit from continuing operations	188	6,231	6,270	(6,395)	6,294
Profit (loss) from Innovene operations	—	—	—	—	—

Profit for the period	188	6,231	6,270	(6,395)	6,294

Attributable to:
BP shareholders	188	6,231	6,207	(6,395)	6,231
Minority interest	—	—	63	—	63

	188	6,231	6,270	(6,395)	6,294

Back to Contents

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 - Condensed consolidating information (continued)

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor

Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	(Unaudited)
	($ million)
Three months ended September 30, 2006
Profit as reported	188	6,231	6,207	(6,395)	6,231
Adjustments:
Deferred taxation/business combinations	(5)	(63)	(58)	63	(63)
Provisions	6	34	28	(34)	34
Oil and natural gas reserve differences	—	(81)	(81)	81	(81)
Derivative financial instruments	—	(22)	(22)	22	(22)
Inventory valuation	24	38	38	(62)	38
Gain arising on asset exchange	(2)	(2)	—	2	(2)
Pensions and other postretirement benefits	—	(173)	(76)	76	(173)
Impairments	—	(2)	(2)	2	(2)
Equity-accounted investments	—	(20)	(20)	20	(20)
Consolidation of variable interest entities	—	—	—	—	—
Share-based payments	—	20	—	—	20
Other	—	2	2	(2)	2

Profit for the period as adjusted to accord with US GAAP	211	5,962	6,016	(6,227)	5,962

Back to Contents

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 – Condensed consolidating information (continued)

	Issuer	Guarantor

Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	(Unaudited)
	($ million)
Three months ended September 30, 2005
Sales and other operating revenues	1,298	—	66,716	(1,298)	66,716
Earnings from jointly controlled entities - after interest and tax	—	—	1,020	—	1,020
Earnings from associates - after interest and tax	—	—	112	—	112
Equity-accounted income of subsidiaries - after interest and tax	173	6,403	—	(6,576)	—
Interest and other revenues	98	132	257	(374)	113

Total revenues	1,569	6,535	68,105	(8,248)	67,961
Gains on sale of businesses and fixed assets	—	—	30	—	30

Total revenues and other income	1,569	6,535	68,135	(8,248)	67,991
Purchases	188	—	47,861	(1,298)	46,751
Production and manufacturing expenses	144	—	4,446	—	4,590
Production and similar taxes	91	—	743	—	834
Depreciation, depletion and amortization	108	—	1,933	—	2,041
Impairment and losses on sale of businesses and fixed assets	—	—	148	—	148
Exploration expense	—	—	177	—	177
Distribution and administration expenses	—	(16)	3,426	34	3,444
Fair value (gain) loss on embedded derivatives	—	—	(46)	—	(46)

Profit before interest and taxation	1,038	6,551	9,447	(6,984)	10,052
Finance costs	—	242	310	(408)	144
Other finance expense (income)	4	(109)	142	—	37

Profit before taxation	1,034	6,418	8,995	(6,576)	9,871
Taxation	341	(45)	2,378	—	2,674

Profit from continuing operations	693	6,463	6,617	(6,576)	7,197
Profit (loss) from Innovene operations	—	—	(666)	—	(666)

Profit for the period	693	6,463	5,951	(6,576)	6,531

Attributable to:
BP shareholders	693	6,463	5,883	(6,576)	6,463
Minority interest	—	—	68	—	68

	693	6,463	5,951	(6,576)	6,531

Back to Contents

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 – Condensed consolidating information (continued)

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor

Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	(Unaudited)
	($ million)
Three months ended September 30, 2005
Profit as reported	693	6,463	5,883	(6,576)	6,463
Adjustments:
Deferred taxation/business combinations	(13)	(188)	(175)	188	(188)
Provisions	2	(185)	(188)	186	(185)
Oil and natural gas reserve differences	—	(56)	(56)	56	(56)
Derivative financial instruments	—	4	4	(4)	4
Inventory valuation	100	(214)	(214)	114	(214)
Gain arising on asset exchange	(3)	(3)	—	3	(3)
Pensions and other postretirement benefits	—	(128)	(82)	82	(128)
Impairments	—	(523)	(523)	523	(523)
Equity-accounted investments	—	(45)	(45)	45	(45)
Other	—	2	2	(2)	2

Profit for the period as adjusted to accord with US GAAP	779	5,127	4,606	(5,385)	5,127

Back to Contents

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 – Condensed consolidating information (continued)

	Issuer	Guarantor

Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	(Unaudited)
	($ million)
Nine months ended September 30, 2006
Sales and other operating revenues	3,938	—	203,960	(3,938)	203,960
Earnings from jointly controlled entities - after interest and tax	—	—	3,269	—	3,269
Earnings from associates - after interest and tax	—	—	317	—	317
Equity-accounted income of subsidiaries - after interest and tax	307	19,778	—	(20,085)	—
Interest and other revenues	477	329	697	(979)	524

Total revenues	4,722	20,107	208,243	(25,002)	208,070
Gains on sale of businesses and fixed assets	—	—	3,414	—	3,414

Total revenues and other income	4,722	20,107	211,657	(25,002)	211,484
Purchases	492	—	146,123	(3,938)	142,677
Production and manufacturing expenses	581	—	16,287	—	16,868
Production and similar taxes	533	—	2,456	—	2,989
Depreciation, depletion and amortization	291	—	6,396	—	6,687
Impairment and losses on sale of businesses and fixed assets	—	—	489	—	489
Exploration expense	—	—	637	—	637
Distribution and administration expenses	3	268	10,015	(44)	10,242
Fair value (gain) loss on embedded derivatives	—	—	(312)	—	(312)

Profit before interest and taxation	2,822	19,839	29,566	(21,020)	31,207
Finance costs	—	650	798	(935)	513
Other finance expense (income)	11	(500)	343	—	(146)

Profit before taxation	2,811	19,689	28,425	(20,085)	30,840
Taxation	1,190	254	9,725	—	11,169

Profit from continuing operations	1,621	19,435	18,700	(20,085)	19,671
Profit (loss) from Innovene operations	—	—	(25)	—	(25)

Profit for the period	1,621	19,435	18,675	(20,085)	19,646

Attributable to:
BP shareholders	1,621	19,435	18,464	(20,085)	19,435
Minority interest	—	—	211	—	211

	1,621	19,435	18,675	(20,085)	19,646

Back to Contents

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 – Condensed consolidating information (continued)

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor	Other subsidiaries	Eliminations and reclassifications	BP Group

Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.

	(Unaudited)
	($ million)
Nine months ended September 30, 2006
Profit as reported	1,621	19,435	18,464	(20,085)	19,435
Adjustments:
Deferred taxation/business combinations	(26)	(190)	(164)	190	(190)
Provisions	10	49	39	(49)	49
Oil and natural gas reserve differences	—	(286)	(286)	286	(286)
Goodwill and intangible assets	—	18	18	(18)	18
Derivative financial instruments	—	107	107	(107)	107
Inventory valuation	7	167	167	(174)	167
Gain arising on asset exchange	(8)	(8)	—	8	(8)
Pensions and other postretirement benefits	—	(579)	(275)	275	(579)
Impairments	—	(134)	(134)	134	(134)
Equity-accounted investments	—	(79)	(79)	79	(79)
Consolidation of variable interest entities	—	(6)	(6)	6	(6)
Share-based payments	—	66	—	—	66
Other	—	4	4	(4)	4

Profit for the period as adjusted to accord with US GAAP	1,604	18,564	17,855	(19,459)	18,564

Back to Contents

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 - Condensed consolidating information (continued)

	Issuer	Guarantor	Other subsidiaries	Eliminations and reclassifications	BP Group

Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.

	(Unaudited)
	($ million)
Nine months ended September 30, 2005
Sales and other operating revenues	3,717	—	177,382	(3,717)	177,382
Earnings from jointly controlled entities - after interest and tax	—	—	2,248	—	2,248
Earnings from associates - after interest and tax	—	—	327	—	327
Equity-accounted income of subsidiaries - after interest and tax	493	18,556	—	(19,049)	—
Interest and other revenues	199	273	549	(637)	384

Total revenues	4,409	18,829	180,506	(23,403)	180,341
Gains on sale of businesses and fixed assets	—	—	1,328	—	1,328

Total revenues and other income	4,409	18,829	181,834	(23,403)	181,669
Purchases	555	—	122,945	(3,717)	119,783
Production and manufacturing expenses	395	—	14,579	—	14,974
Production and similar taxes	259	—	1,921	—	2,180
Depreciation, depletion and amortization	342	—	6,078	—	6,420
Impairment and losses on sale of businesses and fixed assets	—	—	344	—	344
Exploration expense	1	—	475	—	476
Distribution and administration expenses	—	173	9,548	(28)	9,693
Fair value (gain) loss on embedded derivatives	—	—	697	—	697

Profit before interest and taxation	2,857	18,656	25,247	(19,658)	27,102
Finance costs	—	364	689	(609)	444
Other finance expense (income)	10	(337)	429	—	102

Profit before taxation	2,847	18,629	24,129	(19,049)	26,556
Taxation	840	(27)	6,631	—	7,444

Profit from continuing operations	2,007	18,656	17,498	(19,049)	19,112
Profit (loss) from Innovene operations	—	—	(258)	—	(258)

Profit for the period	2,007	18,656	17,240	(19,049)	18,854

Attributable to:
BP shareholders	2,007	18,656	17,042	(19,049)	18,656
Minority interest	—	—	198	—	198

	2,007	18,656	17,240	(19,049)	18,854

Back to Contents

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 - Condensed consolidating information (continued)

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor

Income statement (concluded)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other Subsidiaries	Eliminations and reclassifications	BP Group

	(Unaudited)
	($ million)
Nine months ended September 30, 2005
Profit as reported	2,007	18,656	17,042	(19,049)	18,656
Adjustments:
Deferred taxation/business combinations	(24)	(339)	(315)	339	(339)
Provisions	5	(88)	(93)	88	(88)
Oil and natural gas reserve differences	—	(45)	(45)	45	(45)
Derivative financial instruments	—	107	107	(107)	107
Inventory valuation	—	(469)	(469)	469	(469)
Gain arising on asset exchange	(9)	(9)	—	9	(9)
Pensions and other postretirement benefits	—	(369)	(238)	238	(369)
Impairments	—	(517)	(517)	517	(517)
Equity-accounted investments	—	(209)	(209)	209	(209)
Other	—	45	45	(45)	45

Profit for the period before cumulative effect of accounting change as adjusted to accord with US GAAP	1,979	16,763	15,308	(17,287)	16,763
Cumulative effect of accounting change - major maintenance expenditure	—	(794)	(794)	794	(794)

Profit for the period as adjusted to accord with US GAAP	1,979	15,969	14,514	(16,493)	15,969

Back to Contents

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 - Condensed consolidating information (continued)

	Issuer	Guarantor

Balance sheet	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	($ million)
At September 30, 2006
Noncurrent assets
Property, plant and equipment	5,835	—	81,749	—	87,584
Goodwill	—	—	10,624	—	10,624
Other intangible assets	422	—	4,682	—	5,104
Investments in jointly controlled entities	—	—	15,343	—	15,343
Investments in associates	—	2	5,715	—	5,717
Other investments	—	—	1,754	—	1,754
Subsidiaries - equity-accounted basis	2,323	121,483	—	(123,806)	—

Fixed assets	8,580	121,485	119,867	(123,806)	126,126

Loans	5,001	1,184	1,228	(6,591)	822
Other receivables	—	20	787	(20)	787
Derivative financial instruments	—	—	3,182	—	3,182
Prepayments and accrued income	—	—	1,352	—	1,352
Defined benefit pension plan surplus	—	4,008	61	—	4,069

	13,581	126,697	126,477	(130,417)	136,338

Current assets
Loans	—	—	129	—	129
Inventories	104	—	19,258	—	19,362
Trade and other receivables	11,874	2,837	60,408	(36,549)	38,570
Derivative financial instruments	—	—	11,632	—	11,632
Prepayments and accrued income	52	38	2,930	—	3,020
Current tax receivable	—	—	172	—	172
Cash and cash equivalents	(1)	2	3,198	—	3,199

	12,029	2,877	97,727	(36,549)	76,084

Assets classified as held for sale	—	—	1,104	—	1,104

Total assets	25,610	129,574	225,308	(166,966)	213,526

Current liabilities
Trade and other payables	4,816	18,269	54,053	(36,549)	40,589
Derivative financial instruments	—	—	10,339	—	10,339
Accruals and deferred income	—	4	6,299	—	6,303
Finance debt	55	—	9,506	—	9,561
Current tax payable	1,376	—	3,027	—	4,403
Provisions	—	—	1,218	—	1,218

	6,247	18,273	84,442	(36,549)	72,413

Noncurrent liabilities
Other payables	447	38	7,845	(6,629)	1,701
Derivative financial instruments	—	—	2,528	—	2,528
Accruals and deferred income	—	32	3,531	—	3,563
Finance debt	—	—	10,412	—	10,412
Deferred tax liabilities	1,823	810	14,710	—	17,343
Provisions	656	—	10,278	—	10,934
Defined benefit pension plan and other postretirement benefit plan deficits	—	—	9,562	—	9,562

	2,926	880	58,866	(6,629)	56,043

Liabilities directly associated with assets classified as held for sale	—	—	—	—	—

Total liabilities	9,173	19,153	143,308	(43,178)	128,456

Net assets	16,437	110,421	82,000	(123,788)	85,070

Equity
BP shareholders’ equity	16,437	110,421	81,208	(123,788)	84,278
Minority interest	—	—	792	—	792

	16,437	110,421	82,000	(123,788)	85,070

Back to Contents

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 - Condensed consolidating information (continued)

	Issuer	Guarantor

Balance sheet (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	($ million)
At September 30, 2006
Capital and reserves
Capital shares	3,353	4,975	—	(3,353)	4,975
Paid-in surplus	3,145	9,802	—	(3,145)	9,802
Merger reserve	—	26,503	697	—	27,200
Other reserves	—	6	—	—	6
Shares held by ESOP trusts	—	(173)	—	—	(173)
Available-for-sale investments	—	—	319	—	319
Cash flow hedges	—	—	27	—	27
Foreign currency translation reserve	—	—	3,858	—	3,858
Treasury shares	—	(21,709)	—	—	(21,709)
Retained earnings	9,939	91,017	76,307	(117,290)	59,973

	16,437	110,421	81,208	(123,788)	84,278

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	($ million)
Shareholders interest as reported	16,437	110,421	81,208	(123,788)	84,278
Adjustments:
Deferred taxation/business combinations	189	1,835	1,646	(1,835)	1,835
Provisions	41	(48)	(87)	46	(48)
Oil and natural gas reserve differences	—	(245)	(245)	245	(245)
Goodwill and intangible assets	—	229	229	(229)	229
Derivative financial instruments	—	208	208	(208)	208
Inventory valuation	(69)	—	—	69	—
Gain arising on asset exchange	231	231	—	(231)	231
Pension and other postretirement benefits	82	2,664	2,348	(2,430)	2,664
Impairments	—	200	200	(200)	200
Equity-accounted investments	—	(122)	(122)	122	(122)
Consolidation of variable interest entities	—	(6)	(6)	6	(6)
Share-based payments	—	(212)	—	—	(212)
Other	—	(28)	(28)	28	(28)

	16,911	115,127	85,351	(128,405)	88,984

Back to Contents

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 - Condensed consolidating information (continued)

	Issuer	Guarantor

Balance sheet (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	($ million)
At December 31, 2005
Noncurrent assets
Property, plant and equipment	5,852	—	80,095	—	85,947
Goodwill	—	—	10,371	—	10,371
Other intangible assets	418	—	4,354	—	4,772
Investments in jointly controlled entities	—	—	13,556	—	13,556
Investments in associates	—	2	6,215	—	6,217
Other investments	—	—	967	—	967
Subsidiaries – equity-accounted basis	2,016	107,206	—	(109,222)	—

Fixed assets	8,286	107,208	115,558	(109,222)	121,830

Loans	1,800	1,434	(119)	(2,294)	821
Other receivables	—	—	770	—	770
Derivative financial instruments	—	—	3,652	—	3,652
Prepayments and accrued income	—	—	1,269	—	1,269
Defined benefit pension plan surplus	—	3,226	56	—	3,282

	10,086	111,868	121,186	(111,516)	131,624

Current assets
Loans	—	—	132	—	132
Inventories	128	—	19,632	—	19,760
Trade and other receivables	13,780	1,211	50,313	(24,402)	40,902
Derivative financial instruments	—	—	9,726	—	9,726
Prepayments and accrued income	9	—	1,589	—	1,598
Current tax receivable	—	—	212	—	212
Cash and cash equivalents	(7)	3	2,964	—	2,960

	13,910	1,214	84,568	(24,402)	75,290

Total assets	23,996	113,082	205,754	(135,918)	206,914

Current liabilities
Trade and other payables	4,512	6,719	55,307	(24,402)	42,136
Derivative financial instruments	—	—	9,083	—	9,083
Accruals and deferred income	—	—	5,970	—	5,970
Finance debt	55	—	8,877	—	8,932
Current tax payable	1,537	—	2,737	—	4,274
Provisions	—	—	1,602	—	1,602

	6,104	6,719	83,576	(24,402)	71,997

Noncurrent liabilities
Other payables	495	—	3,734	(2,294)	1,935
Derivative financial instruments	—	—	3,696	—	3,696
Accruals and deferred income	—	27	3,137	—	3,164
Finance debt	—	—	10,230	—	10,230
Deferred tax liabilities	1,816	532	13,910	—	16,258
Provisions	536	—	9,418	—	9,954
Defined benefit pension plan and other postretirement benefit plan deficits	82	—	9,148	—	9,230

	2,929	559	53,273	(2,294)	54,467

Total liabilities	9,033	7,278	136,849	(26,696)	126,464

Net assets	14,963	105,804	68,905	(109,222)	80,450

Equity
BP shareholders’ equity	14,963	105,804	68,116	(109,222)	79,661
Minority interest	—	—	789	—	789

	14,963	105,804	68,905	(109,222)	80,450

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 - Condensed consolidating information (continued)

	Issuer	Guarantor

Balance sheet (concluded)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	($ million)
At December 31, 2005
Capital and reserves
Capital shares	3,353	5,185	—	(3,353)	5,185
Paid-in surplus	3,145	8,120	—	(3,145)	8,120
Merger reserve	—	26,493	697	—	27,190
Other reserves	—	16	—	—	16
Shares held by ESOP trusts	—	(140)	—	—	(140)
Available-for-sale investments	—	—	385	—	385
Cash flow hedges	—	—	(234)	—	(234)
Foreign currency translation reserve	—	—	2,943	—	2,943
Treasury shares	—	(10,598)	—	—	(10,598)
Retained earnings	8,465	76,728	64,325	(102,724)	46,794

	14,963	105,804	68,116	(109,222)	79,661

The following is a summary of the adjustments to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	($ million)
BP shareholders’ equity as reported	14,963	105,804	68,116	(109,222)	79,661
Adjustments:
Deferred taxation/business combinations	215	2,025	1,810	(2,025)	2,025
Provisions	31	(112)	(141)	110	(112)
Oil and natural gas reserve differences	—	41	41	(41)	41
Goodwill and intangible assets	—	171	171	(171)	171
Derivative financial instruments	—	225	225	(225)	225
Inventory valuation	(76)	(167)	(167)	243	(167)
Gain arising on asset exchange	239	239	—	(239)	239
Pensions and other postretirement benefits	82	3,146	2,570	(2,652)	3,146
Impairments	—	327	327	(327)	327
Equity-accounted investments	—	(43)	(43)	43	(43)
Share-based payments	—	(334)	—	—	(334)
Other	—	(32)	(32)	32	(32)

	15,454	111,290	72,877	(114,474)	85,147

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 - Condensed consolidating information (continued)

	Issuer	Guarantor

Cash flow statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	($ million)
Three months ended September 30, 2006
Net cash provided by operating activities	2,332	5,619	1,307	(4,128)	5,130
Net cash used in investing activities	(77)	(251)	(1,048)	—	(1,376)
Net cash used in financing activities	(2,256)	(5,373)	(1,925)	4,128	(5,426)
Currency translation differences relating to cash and cash equivalents	—	(1)	20	—	19

(Decrease) increase in cash and cash equivalents	(1)	(6)	(1,646)	—	(1,653)
Cash and cash equivalents at beginning of period	—	8	4,844	—	4,852

Cash and cash equivalents at end of period	(1)	2	3,198	—	3,199

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 - Condensed consolidating information (continued)

	Issuer	Guarantor

Cash flow statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	($ million)
Three months ended September 30, 2005
Net cash provided by operating activities of continuing operations	1,021	7,200	8,019	(10,074)	6,166
Net cash provided by (used in) operating activities of Innovene operations	—	—	205	—	205

Net cash provided by operating activities	1,021	7,200	8,224	(10,074)	6,371
Net cash used in investing activities	(88)	(1,670)	(1,158)	—	(2,916)
Net cash used in financing activities	(933)	(5,538)	(6,162)	10,074	(2,559)
Currency translation differences relating to cash and cash equivalents	—	—	(74)	—	(74)

(Decrease) increase in cash and cash equivalents	—	(8)	830	—	822
Cash and cash equivalents at beginning of period	4	6	1,350	—	1,360

Cash and cash equivalents at end of period	4	(2)	2,180	—	2,182

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 - Condensed consolidating information (continued)

	Issuer	Guarantor

Cash flow statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	($ million)
Nine months ended September 30, 2006
Net cash provided by operating activities	2,927	17,508	9,530	(6,763)	23,202
Net cash used in investing activities	(286)	—	(5,362)	—	(5,648)
Net cash used in financing activities	(2,635)	(17,509)	(3,931)	6,763	(17,312)
Currency translation differences relating to cash and cash equivalents	—	—	(3)	—	(3)

(Decrease) increase in cash and cash equivalents	6	(1)	234	—	239
Cash and cash equivalents at beginning of period	(7)	3	2,964	—	2,960

Cash and cash equivalents at end of period	(1)	2	3,198	—	3,199

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BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Concluded)

Note 18 - Condensed consolidating information (concluded)

	Issuer	Guarantor

Cash flow statement (concluded)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	($ million)
Nine months ended September 30, 2005
Net cash provided by operating activities of continuing operations	2,599	14,276	20,612	(15,152)	22,335
Net cash provided by (used in) operating activities of Innovene operations	—	—	147	—	147

Net cash provided by operating activities	2,599	14,276	20,759	(15,152)	22,482
Net cash used in investing activities	(254)	(1,151)	(5,751)	—	(7,156)
Net cash used in financing activities	(2,340)	(13,131)	(14,101)	15,152	(14,420)
Currency translation differences relating to cash and cash equivalents	—	—	(83)	—	(83)

(Decrease) increase in cash and cash equivalents	5	(6)	824	—	823
Cash and cash equivalents at beginning of period	(1)	4	1,356	—	1,359

Cash and cash equivalents at end of period	4	(2)	2,180	—	2,182

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BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION

ENVIRONMENTAL INDICATORS

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

	2006	2005	2006	2005

Average crude oil realizations - $/bbl
UK	64.74	57.77	64.34	50.15
USA	68.83	56.64	64.05	49.15
Rest of World	67.05	55.89	62.78	47.68
BP average	67.22	56.83	63.73	49.07
Average natural gas liquids realizations - $/bbl
UK	46.48	47.49	46.94	36.03
USA	38.50	36.39	36.39	30.15
Rest of World	41.15	32.97	37.84	32.63
BP average	40.08	36.70	37.81	31.30
Average liquids realizations (a) - $/bbl
UK	63.57	57.26	63.39	49.35
USA	62.95	53.17	58.92	46.05
Rest of World	65.50	54.63	61.25	46.79
BP average	64.15	54.80	60.91	47.22
Average natural gas realizations - $/mcf
UK	5.55	4.45	6.55	5.01
USA	5.51	6.77	5.96	5.95
Rest of World	3.62	3.43	3.70	3.24
BP average	4.49	4.75	4.83	4.45
Total hydrocarbons - $/boe
UK	51.69	45.37	53.51	41.54
USA	49.16	46.91	48.13	41.26
Rest of World	39.99	34.93	37.87	30.16
BP average	45.47	41.68	44.74	36.97
Average oil marker prices - $/bbl
Brent	69.60	61.63	67.02	53.68
West Texas Intermediate	70.44	63.18	68.09	55.43
Alaska North Slope US West Coast	69.02	60.91	66.28	52.08
Henry Hub gas price (b) ($/mmbtu)	6.58	8.53	7.45	7.19
UK Gas – National Balancing point (p/therm)	33.72	29.26	46.28	32.42
Global Indicator Refining Margins (c) - $/bbl
Northwest Europe	4.54	7.78	4.40	5.46
US Gulf Coast	11.47	17.12	13.36	11.31
Midwest	11.50	13.40	10.38	8.28
US West Coast	12.30	17.57	14.93	15.02
Singapore	3.58	6.52	4.65	5.94
BP average	8.40	12.35	9.09	8.93

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BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION (Continued)

ENVIRONMENTAL INDICATORS (concluded)

(a)	Crude oil and natural gas liquids.
(b)	Henry Hub First of Month Index.
(c)

The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period. The average rate for the period is the average of the daily mid-point closing rates for the period.

US dollar/sterling exchange rates	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

	2006	2005	2006	2005

Average rate for the period	1.87	1.78	1.82	1.84
Period-end rate	1.87	1.76	1.87	1.76

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BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION (Continued)

OPERATING INFORMATION

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

	2006	2005	2006	2005

Crude oil production for subsidiaries(thousand barrels per day) (net of royalties)
UK	199	224	244	267
Rest of Europe	55	64	60	71
USA	404	427	431	511
Rest of World	475	442	455	414

Total crude oil production	1,133	1,157	1,190	1,263

Natural gas liquids production for subsidiaries (thousand barrels per day) (net of royalties)
UK	14	12	14	16
Rest of Europe	3	4	3	4
USA	119	113	120	125
Rest of World	30	25	30	27

Total natural gas liquids production	166	154	167	172

Liquids production for subsidiaries (a) (thousand barrels per day) (net of royalties)
UK	213	236	258	283
Rest of Europe	58	68	63	75
USA	523	540	551	636
Rest of World	505	467	485	441

Total liquids production	1,299	1,311	1,357	1,435

Natural gas production for subsidiaries(million cubic feet per day) (net of royalties)
UK	754	831	952	1,068
Rest of Europe	100	99	92	109
USA	2,332	2,456	2,436	2,610
Rest of World	3,943	3,544	4,000	3,732

Total natural gas production	7,129	6,930	7,480	7,519

Total production for subsidiaries (b) (c) (thousand barrels of oil equivalent per day ) (net of royalties)
UK	343	379	422	467
Rest of Europe	76	85	79	94
USA	924	964	971	1,086
Rest of World	1,185	1,078	1,173	1,084

Total Group production	2,528	2,506	2,645	2,731

Equity-accounted entities (BP Share)
Total production (b) (thousand barrels of oil equivalent per day) (net of royalties)	1,288	1,318	1,309	1,280

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BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION (Continued)

OPERATING INFORMATION (concluded)

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

	2006	2005	2006	2005

Oil sales volumes (thousand barrels per day)
Refined products
UK	370	369	356	354
Rest of Europe	1,367	1,402	1,331	1,357
USA	1,609	1,674	1,613	1,660
Rest of World	578	599	575	608

Total marketing sales	3,924	4,044	3,875	3,979
Trading/supply sales	1,911	2,010	1,932	2,112

Total refined product sales	5,835	6,054	5,807	6,091
Crude oil	1,913	2,471	2,160	2,474

Total oil sales	7,748	8,525	7,967	8,565

Refinery throughputs (thousand barrels per day)
UK	200	202	158	192
Rest of Europe	622	687	644	668
USA	1,213	1,328	1,130	1,360
Rest of World	252	296	268	300

Total throughput	2,287	2,513	2,200	2,520

Chemicals production (thousand tonnes)
UK	230	284	831	918
Rest of Europe	776	771	2,359	2,312
USA	883	890	2,488	3,215
Rest of World	1,682	1,674	5,097	4,225

Total production	3,571	3,619	10,775	10,670

(a)	Crude oil and natural gas liquids.
(b)	Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.
(c)	Because of rounding, some totals may not agree exactly to the sum of their component parts.

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BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION (Continued)

CAPITAL EXPENDITURE AND ACQUISITIONS

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

	2006	2005	2006	2005

	($ million)
By business
Exploration and Production
UK	220	221	646	610
Rest of Europe	52	50	195	118
USA	1,160	930	3,371	2,869
Rest of World (a)	2,505	1,292	5,409	3,678

	3,937	2,493	9,621	7,275

Refining and Marketing
UK	67	65	211	205
Rest of Europe	149	99	315	277
USA	289	282	799	691
Rest of World	117	115	333	279

	622	561	1,658	1,452

Gas, Power and Renewables
UK	17	3	24	20
Rest of Europe	7	4	19	11
USA	187	22	239	54
Rest of World	9	10	42	26

	220	39	324	111

Other businesses and corporate
UK	13	92	71	249
Rest of Europe	—	40	—	118
USA	32	29	120	146
Rest of World	—	3	—	8

	45	164	191	521

	4,824	3,257	11,794	9,359

By geographical area
UK	317	381	952	1,084
Rest of Europe	208	193	529	524
USA	1,668	1,263	4,529	3,760
Rest of World	2,631	1,420	5,784	3,991

	4,824	3,257	11,794	9,359

Included above:
Acquisitions and asset exchanges	106	—	116	151
Innovene operations	—	103	—	357

(a)	Three months and nine months ended September 30, 2006 include $1 billion for the purchase of shares in Rosneft.

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BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION (Concluded)

NET DEBT RATIO

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)

	2006	2005	2006	2005

	($ million)
Net debt ratio – net debt: net debt + equity
Gross debt	19,973	22,159	19,973	22,159
Cash and cash equivalents	3,199	2,182	3,199	2,182

Net debt	16,774	19,977	16,774	19,977

Equity	85,070	82,726	85,070	82,726
Net debt ratio	16%	19%	16%	19%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: November 17, 2006
/s/ D J Jackson

D J JACKSON Company Secretary

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Exhibit Index

Exhibit Number	Exhibit Description

99.1	Computation of Ratio of Earnings to Fixed Charges

99.2	Capitalization and Indebtedness